                                               Filed pursuant to Rule 424(b)(3)
                                               Registration No. 333-95295


                                810,323 SHARES

                             CAMBRIDGE HEART, INC.

                                 Common Stock

                               ----------------

  This prospectus relates to registering for resale shares of common stock previously issued by Cambridge Heart, Inc. in connection with a private placement of our common stock.

  We will not receive any proceeds from the sale of the shares.

  The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

  Our common stock is traded on the Nasdaq National Market under the symbol "CAMH." On February 4, 2000, the closing sale price of the common stock on Nasdaq was $3.875 per share.

                               ----------------

  Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 3.

                               ----------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



               The date of this prospectus is February 4, 2000.

  We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
PROSPECTUS SUMMARY.......................................................   1

RISK FACTORS.............................................................   3

USE OF PROCEEDS..........................................................   7

SELLING STOCKHOLDERS.....................................................   7

DIVIDEND POLICY..........................................................   8

MARKET PRICE OF THE COMMON STOCK.........................................   8

SELECTED CONSOLIDATED FINANCIAL DATA.....................................   9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS...........................................................  10

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK................  15

BUSINESS.................................................................  16

MANAGEMENT...............................................................  29

CERTAIN TRANSACTIONS.....................................................  31

DESCRIPTION OF OUR SECURITIES............................................  32

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS...................  34

TRANSFER AGENT AND REGISTRAR.............................................  35

VALIDITY OF COMMON STOCK.................................................  35

EXPERTS..................................................................  35

WHERE YOU CAN FIND MORE INFORMATION......................................  35

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..........................  35

PLAN OF DISTRIBUTION.....................................................  36

INDEX TO FINANCIAL STATEMENTS............................................ F-1

  Unless the context otherwise requires, references in this prospectus to "Cambridge Heart," "we," "us" and "our" refer to Cambridge Heart, Inc.

  The Cambridge Heart logo, CH 2000, Hi-Res and Alterans Test are trademarks of Cambridge Heart. All other trademarks and service marks are the property of their respective owners.

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information and Cambridge Heart's financial statements and the notes to those statements appearing elsewhere in this prospectus.

  This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about Cambridge Heart and our industry. These forward-looking statements involve risks and uncertainties. Cambridge Heart's actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, as more fully described in the "Risk Factors" section and elsewhere in this prospectus.

                             Cambridge Heart, Inc.

Our Business

  Cambridge Heart is engaged in the research, development, manufacture and commercialization of products for the non-invasive diagnosis of heart disease, the leading cause of death in the United States and many other developed countries. Using innovative technologies, including our proprietary disposable sensors, we are addressing such key problems in cardiac diagnosis as:

  . the identification of those at risk of sudden cardiac death, accounting for approximately 50% of all deaths due to heart attack;

  .  the early detection of coronary artery disease; and

  .  the prompt and accurate diagnosis of heart attack.

  Our lead product, the CH 2000 Alternans System incorporates our proprietary technology to non-invasively measure extremely low levels of T-wave alternans, a beat-to-beat alternation in a portion of the electrocardiogram. Clinical research published to date has demonstrated that by measuring T-wave alternans we can assess vulnerability to the ventricular arrhythmias responsible for sudden cardiac death to a degree comparable to electrophysiology testing, the most accurate invasive test. The CH 2000 Alternans System is also able to perform conventional cardiac stress tests.

  Our CH 2000 Alternans System and Hi-Resolution sensors have received 510(k) clearance from the U.S. Food and Drug Administration for sale in the United States, have received the CE mark for sale in Europe and have been approved for sale by the Ministry of Health in Japan. The 510(k) clearance for the CH 2000 System includes the claim that the CH 2000 Alternans System can measure T-wave alternans and the presence of T-wave alternans in patients with known, suspected or at risk of ventricular tachyarrhythmia predicts increased risk of ventricular tachyarrhythmia or sudden death.

Our Offices

  Cambridge Heart was incorporated in Delaware in 1990. Our principal executive offices are located at 1 Oak Park Drive, Bedford, MA 01730. Our telephone number at that location is (781) 271-1200 and our Internet address is www.cambridgeheart.com. The information contained on our Web site is not incorporated by reference in this prospectus.

                                  The Offering

Common Stock offered by selling
 stockholders.....................  810,323 shares
Use of proceeds...................  Cambridge Heart will not receive any proceeds from the sale of shares in this
                                    offering
Nasdaq National Market symbol.....  CAMH

                             Summary Financial Data

  The following table summarizes the financial data for our business. You should read this information with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                   Nine Months Ended
                               Year Ended December 31,               September 30,
                         -------------------------------------  ------------------------
                            1996         1997         1998         1998         1999
                         -----------  -----------  -----------  -----------  -----------
                                    (in thousands, except per share data)
Statement of Operations
 Data:
Revenue................. $   866,942  $ 1,448,319  $ 2,096,853  $ 1,511,452  $ 1,635,121
Cost of revenue.........     884,229    1,386,627    1,848,155    1,360,623    1,517,214
                         -----------  -----------  -----------  -----------  -----------
Gross Margin............     (17,287)      61,692      248,648      150,829      117,907
Research and
 development............   2,092,132    3,391,664    3,753,296    2,739,321    3,538,891
Selling, general and
 administration.........   2,432,284    3,586,965    3,594,941    2,863,002    2,086,515
Total cost and
 expenses...............   4,524,416    6,978,629    7,348,237    5,602,323    5,625,406
                         -----------  -----------  -----------  -----------  -----------
Loss from operations....  (4,541,703)  (6,916,937)  (7,099,539)  (5,451,494)  (5,507,499)
Interest income.........     506,824      869,318      562,454      462,308      211,236
                         -----------  -----------  -----------  -----------  -----------
Net loss................ $(4,034,879) $(6,047,619) $(6,537,085) $(4,989,186) $(5,296,263)
                         ===========  ===========  ===========  ===========  ===========
Net Loss Per Share--
 Basic and Diluted...... $     (0.66) $     (0.58) $     (0.61) $     (0.47) $     (0.46)
                         ===========  ===========  ===========  ===========  ===========
Weighted average shares
 of outstanding basic
 and diluted............   6,073,865   10,451,560   10,746,844   10,698,837   11,546,176
                         ===========  ===========  ===========  ===========  ===========

  The following table is a summary of our balance sheet at September 30, 1999.

                                            December 31, 1998 September 30, 1999
                                            ----------------- ------------------
Balance Sheet Data:
Cash and equivalents.......................    $6,490,353         $5,801,634
Working capital............................    $6,761,709         $6,130,121
Total assets...............................    $8,714,733         $8,148,815
Total liabilities..........................    $  901,791         $  877,793
Stockholders' equity.......................    $7,812,942         $7,271,022

                                 RISK FACTORS

  This offering involves a high degree of risk. You should carefully consider the risks described below before you decide to buy our common stock. If any of the following risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment.

                        Risks Related to Our Operations

We may never generate substantial revenues

  We are engaged primarily in the commercialization, manufacture, research and development of products for the non-invasive diagnosis of heart disease. We have incurred substantial and increasing net losses through December 31, 1999. We may never generate substantial revenues or achieve profitability on a quarterly or annual basis. We believe that our research and development expenses will increase in the future as we develop additional products and fund clinical trials of our product candidates. Our research and development expenses may also increase in the future as we supplement our internal research and development with additional third party technology licenses and potential acquisition of complementary products and technologies. We also expect that our selling, general and administrative expenses will increase significantly in connection with the continued expansion of our sales and marketing activities. Revenues generated from the sale of our products will depend upon numerous factors, including:

  .  the timing of regulatory actions;

  .  progress of product development;

  .  the extent to which our products gain market acceptance;

  .  varying pricing promotions and volume discounts to customers;

  .  competition; and

  .  the availability of third-party reimbursement.

Our technology may never achieve market acceptance

  We believe that our future success will depend, in large part, upon the successful commercialization and market acceptance of our T-wave alternans technology. Market acceptance will depend upon our ability to demonstrate the diagnostic advantages and cost-effectiveness of this technology and upon our ability to obtain third party reimbursement for users of our technology. We can give no assurance that we will be able to successfully commercialize or achieve market acceptance of our T-wave alternans technology or that our competitors will not develop competing technologies that are superior to our technology.

The results of future clinical studies may not support the usefulness of our technology

  We have sponsored and are continuing to sponsor clinical studies relating to our T-wave alternans technology and Hi-Resolution sensors to establish the predictive value of such technology. Although studies on high risk patients to date have indicated that the measurement of T-wave alternans to predict the vulnerability to ventricular arrhythmia is comparable to electrophysiology testing, we do not know whether the results of such studies, particularly studies involving patients who are not high risk, will continue to be favorable. Any clinical studies or trials which fail to demonstrate that the measurement of T-wave alternans is at least comparable in accuracy to alternative diagnostic tests, or which otherwise call into question the cost-effectiveness, efficacy or safety of our technology, would have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty responding to changing technology

  The medical device market is characterized by rapidly advancing technology. Our future success will depend, in large part, upon our ability to anticipate and keep pace with advancing technology and competitive innovations. However, we may not be successful in identifying, developing and marketing new products or enhancing our existing products. In addition, there can be no assurance that new products or alternative diagnostic techniques may be developed that will render our current or planned products obsolete or inferior. Rapid technological development by competitors may result in our products becoming obsolete before we recover a significant portion of the research, development and commercialization expenses incurred with respect to such products.

We have significant competition from a variety of sources

  Competition from competitors' medical devices that diagnose cardiac disease is intense and likely to increase. We compete with manufacturers of electrocardiogram stress tests, the conventional method of diagnosing ischemic heart disease, as well as with manufacturers of other invasive and non-invasive tests, including EP testing, electrocardiograms, Holter monitors, ultrasound tests and systems of measuring cardiac late potentials. Many of our competitors and prospective competitors have substantially greater capital resources, name recognition, research and development experience and regulatory, manufacturing and marketing capabilities. Many of these competitors offer broad, well-established product lines and ancillary services not offered by Cambridge Heart. Some of our competitors have long-term or preferential supply arrangements with physicians and hospitals which may act as a barrier to market entry.

We depend heavily on independent manufacturers' representatives and foreign distributors

  We currently market our products in the United States through a small direct sales force and independent manufacturers' representatives. We may not be able to continue to recruit and retain skilled sales management, direct sales persons or independent manufacturers' representatives. We market our products internationally through independent distributors. These distributors also distribute competing products under certain circumstances. The loss of a significant international distributor could have a material adverse effect on our business if a new distributor, sales representative or other suitable sales organization could not be found on a timely basis in the relevant geographic market. To the extent that we rely on sales in certain territories through distributors, any revenues we receive in those territories will depend upon the efforts of our distributors. Furthermore, there can be no assurance that a distributor will market our products successfully or that the terms of any future distribution arrangements will be acceptable to us.

         Risks Related to the Market for Cardiac Diagnostic Equipment

Our business could be subject to product liability claims

  The testing, manufacture, marketing and sale of medical devices entails the inherent risk of liability claims or product recalls. Although we maintain product liability insurance in the United States and in other countries in which we conduct business, including clinical trials and product marketing and sales, such coverage may not be adequate. Product liability insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or product recall could inhibit or prevent commercialization of the CH 2000 Alternans System or cause a significant financial burden on Cambridge Heart, or both, and could have a material adverse effect on our business, financial condition and ability to market the CH 2000 Alternans System as currently contemplated.

Our business could be adversely affected if we are unable to protect our proprietary technology

  Our success will depend, in large part, on our ability to develop patentable products, enforce our patents and obtain patent protection for our products both in the United States and in other countries. However, the patent positions of medical device companies, including Cambridge Heart, are generally uncertain and involve complex legal and factual questions. We can give no assurance that patents will issue from any patent applications we own or license or that, if patents do issue, the claims allowed will be sufficiently broad to protect our proprietary technology. In addition, any issued patents we own or license may be challenged, invalidated or circumvented, and the rights granted under issued patents may not provide us with competitive advantages. We also rely on unpatented trade secrets to protect our proprietary technology, and we can give no assurance that others will not independently develop or otherwise acquire substantially equivalent techniques, or otherwise gain access to our proprietary technology, or disclose such technology or that we can ultimately protect meaningful rights to such unpatented proprietary technology.

Others could claim that we infringe their intellectual property rights

  Our commercial success will depend in part on our neither infringing patents issued to others nor breaching the licenses upon which our products might be based. Our licenses of patents and patent applications impose various commercialization, sublicensing, insurance, royalty and other obligations on our part. If we fail to comply with these requirements, licenses could convert from being exclusive to nonexclusive in nature or could terminate.

We could become involved in litigation over intellectual property rights

  The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Litigation, which would likely result in substantial cost to us, may be necessary to enforce any patents issued or licensed to us and/or to determine the scope and validity of others' proprietary rights. In particular, our competitors and other third parties hold issued patents and are assumed to hold pending patent applications which may result in claims of infringement against us or other patent litigation. We also may have to participate in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial cost, to determine the priority of inventions. Furthermore, we may have to participate at substantial cost in International Trade Commission proceedings to abate importation of products which would compete unfairly with our products.

We may not be able to protect our trade secrets

  We rely on confidentiality agreements with our collaborators, employees, advisors, vendors and consultants. We can give no assurance that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed by competitors. Failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on Cambridge Heart.

We may not be able to obtain third-party reimbursement

  Our revenues currently depend and will continue to depend, to a significant extent, on sales of the CH 2000 Alternans System. Our ability to successfully commercialize the CH 2000 Alternans System depends in part on the availability of, and our ability to obtain, adequate levels of third-party reimbursement for use of the CH 2000 Alternans System. Reimbursement is not currently available for the use of the CH 2000 Alternans System for measuring T-wave alternans.

  The amount of reimbursement in the United States that will be available for clinical use of the CH 2000 Alternans System, if any, is uncertain and may vary. In the United States, the cost of medical care is funded, in substantial part, by government insurance programs, such as Medicare and Medicaid, and private and corporate health insurance plans. Third-party payors may deny reimbursement if they determine that a prescribed device has not received appropriate FDA or other governmental regulatory clearances, is not used in accordance with cost-effective treatment methods as determined by the payor, or is experimental, unnecessary or inappropriate. Our ability to commercialize the CH 2000 Alternans System successfully will depend, in large part, on the extent to which appropriate reimbursement levels for the cost of the use of the CH 2000 Alternans System and associated sensors are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations.

  We do not know whether reimbursement in the United States or foreign countries will be available for the CH 2000 Alternans System, or if available, will not be decreased in the future or that reimbursement amounts will not reduce the demand for, or the price of, the CH 2000 Alternans System. The unavailability of third-party reimbursement or the inadequacy of the reimbursement for medical tests using the CH 2000 Alternans System would have a material adverse effect on Cambridge Heart.

We have a number of risks associated with the year 2000

  Although year 2000 issues have not had a significant impact on our internal operations or on our products, we may experience interruptions of operations because of year 2000 problems. Year 2000 problems could require us to incur unanticipated expenses, and such expenses could have a material adverse effect on our business, financial condition and results of operations. Furthermore, the purchasing patterns of customers or potential customers may be affected by year 2000 issues as companies expend significant resources to correct their current systems for year 2000 compliance. These expenditures may result in reduced funds being available to purchase products offered by Cambridge Heart.

                         Risks Related to the Offering

The market price of our shares has experienced, and may continue to be subject to, extreme price and volume fluctuations

  The stock market has, from time to time, experienced extreme price and volume fluctuations. The market prices of the securities of medical-device companies have been especially volatile, including fluctuations that are often unrelated to the operating performance of the affected companies. Broad market fluctuations of this type may adversely affect the market price of our common stock.

  The market price of our common stock has experienced, and may continue to be subject to be subject to extreme fluctuations due to a variety of factors, including:

  . public announcements concerning us, our competitors or of the medical device industry;

  .  fluctuations in operating results;

  .  introductions of new products or services by us or our competitors;

  .  changes in analysts' earnings estimates; and

  .  announcements of technological innovations.

  In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, we could incur substantial costs and experience a diversion of our management's attention and resources and such securities class action litigation could have a material adverse effect on our business, financial condition and results of operations.

A third party could be prevented from acquiring your shares of stock at a premium to the market price because of our anti-takeover provisions

  Various provisions of our certificate of incorporation, by-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to you and our other stockholders.

The future sale of shares of our common stock may negatively affect our stock price

  If our stockholders sell substantial amounts of our common stock, including shares issuable upon the exercise of outstanding warrants and options, following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

                                USE OF PROCEEDS

  We will not receive any proceeds from the sale of shares by the selling stockholders.

  The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

                             SELLING STOCKHOLDERS

  We issued the shares of common stock covered by this prospectus in a private placement. The following table sets forth, to our knowledge, certain information about the selling stockholders as of January 15, 2000.

  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares. Shares of common stock issuable under warrants that are exercisable within 60 days after January 15, 2000 are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

                             Shares of Common Stock                            Shares of Common Stock
                               Beneficially Owned                             to be Beneficially Owned
                               Prior to Offering             Number of Shares    After Offering(1)
                             ------------------------------  of Common Stock  --------------------------------
Name of Selling Stockholder   Number           Percentage     Being Offered     Number           Percentage
---------------------------  -------------    -------------  ---------------- --------------    --------------
Robert P. Khederian.....           720,000(2)          4.9%      720,000(2)                0                0%
Paul Scharfer...........           208,536(3)          1.4%       45,162             163,374(3)           1.1%
Sunrise Securities
 Corp...................           106,014(4)         *           45,161(4)           60,853(4)              *

--------
  * Less than one percent.
 (1) We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we can not estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.
 (2) Includes 120,000 shares of common stock issuable to Mr. Khederian within 60 days after January 15, 2000 pursuant to the exercise of warrants.
 (3) Includes 63,374 shares of common stock issuable to Mr. Scharfer within 60 days of January 15, 2000 pursuant to the exercise of warrants.
 (4) Consists of shares of common stock issuable to Sunrise Securities Corp. within 60 days after January 15, 2000 pursuant to the exercise of warrants.

  None of the selling stockholders has held any position or office with, or otherwise had a material relationship with, us in the past three years.

                                DIVIDEND POLICY

  We have never declared or paid any cash dividends on our capital stock. We presently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                       MARKET PRICE OF THE COMMON STOCK

  Shares of our common stock have been quoted on the Nasdaq National Market under the symbol "CAMH" since August 2, 1996. Our common stock is not traded on any other market, foreign or domestic. The following table sets forth, for the periods indicated, the high and low sales prices of the common stock as reported on the Nasdaq National Market during the two most recent fiscal years.

                                   Fiscal 1998     Fiscal 1999    Fiscal 2000
                                  -------------- ---------------- ------------
Period                             High    Low     High     Low    High   Low
------                            ------- ------ -------- ------- ------ -----
First Quarter (through February
 4, 2000)........................ $ 9.25  $6.375 $10.125  $5.375  $4.875 $2.75
Second Quarter...................  11.875  7.50   10.5     4.75
Third Quarter....................   9.625  5.00    6.8125  3.3125
Fourth Quarter...................   8.375  3.50    3.9375  1.875

--------
  The depositary for our common stock is American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005. On February 4, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $3.875. On December 31, 1999, we had approximately 2,500 holders of common stock of record. This number does not include stockholders for whom shares are held in a "nominee" or "street" name.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 1994 and 1995 and the selected consolidated balance sheet data as of December 31, 1994, 1995 and 1996 are derived from our audited financial statements not included elsewhere in this prospectus.

                                                                                           Nine Months Ended
                                          Year Ended December 31,                            September 30,
                          ------------------------------------------------------------  ------------------------
                             1994        1995        1996        1997         1998         1998         1999
                          ----------  ----------  ----------  -----------  -----------  -----------  -----------
                                               (In thousands, except per share data)
Statement of Operations
 Data:
Revenue.................  $       25  $       68  $      867  $     1,448  $     2,097  $     1,511  $     1,635
Cost of goods sold......         --          141         884        1,386        1,848        1,360        1,517
                          ----------  ----------  ----------  -----------  -----------  -----------  -----------
Gross profit (loss).....          25         (73)        (17)          62          249          151          118
Costs and expenses:
 Research and
  development...........       1,124       1,709       2,433        3,587        3,595        2,863        2,086
 Selling, general and
  administrative........         724         961       2,092        3,392        3,753        2,739        3,539
                          ----------  ----------  ----------  -----------  -----------  -----------  -----------
 Total costs and
  expenses..............       1,848       2,670       4,525        6,979        7,348        5,602        5,625
                          ----------  ----------  ----------  -----------  -----------  -----------  -----------
Loss from operations....      (1,823)     (2,743)     (4,542)      (6,917)      (7,099)      (5,451)      (5,507)
Interest income net.....         164         246         507          869          562          462          211
                          ----------  ----------  ----------  -----------  -----------  -----------  -----------
 Net loss...............  $   (1,659) $   (2,497) $   (4,035) $    (6,048) $    (6,537) $    (4,989) $    (5,296)
                          ==========  ==========  ==========  ===========  ===========  ===========  ===========
Net loss per share--
 basic and diluted......  $    (0.55) $    (0.80) $    (0.66) $     (0.58) $     (0.61) $     (0.47) $     (0.46)
                          ==========  ==========  ==========  ===========  ===========  ===========  ===========
Weighted average shares
 outstanding--basic and
 diluted(1).............   3,010,030   3,126,569   6,073,865   10,451,560   10,746,844   10,698,837   11,546,176
                          ==========  ==========  ==========  ===========  ===========  ===========  ===========

                                                                                           Nine Months Ended
                                                December 31,                                 September 30,
                          ------------------------------------------------------------  ------------------------
                             1994        1995        1996        1997         1998         1998         1999
                          ----------  ----------  ----------  -----------  -----------  -----------  -----------
Balance Sheet Data:
Cash, cash equivalents
 and marketable
 securities.............  $    3,329  $    3,948  $   18,589  $    12,756  $     6,490  $     7,832  $     5,802
Working capital.........       3,081       3,849      19,146       13,456        6,761        8,322        6,130
Total assets............       3,421       4,277      20,229       14,748        8,715       10,157        8,149
Total liabilities.......         266         266         500          527          902          820          878
Accumulated deficit.....      (2,584)     (5,081)     (9,116)     (15,163)     (21,700)     (20,152)     (26,997)
Stockholders' equity....       3,155       4,011      19,730       14,221        7,813        9,338        7,271

--------
(1) All common stock equivalents (including options, warrants and convertible preferred stock) have been excluded from the calculation of diluted earnings per share as it is anti-dilutive for all periods presented.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  All statements, trend analysis and other information contained in this prospectus relative to markets for our products and services, and trends in revenues and anticipated expense levels, as well as other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward-looking statements are subject to business and economic risks, and our actual results of operations may differ materially from those contained in the forward-looking statements. For a more detailed discussion of these business and economic risks, see "Risk Factors." The following discussion of our financial condition and results of operations should also be read in conjunction with our financial statements and related notes included elsewhere in this prospectus.

Overview

  We are engaged in the research, development and commercialization of products for the non-invasive diagnosis of heart disease. Using innovative technologies, we are addressing such key problems in cardiac diagnosis as the identification of those at risk of sudden cardiac arrest, the early detection of coronary artery disease, and the prompt and accurate diagnosis of heart attack. Clinical research published to date has demonstrated that the presence of T-wave alternans is associated with an increased vulnerability to ventricular arrhythmias and sudden cardiac death. Sudden cardiac death accounts for approximately one-half of all cardiac-related deaths, or about 350,000, in the United States each year.

  Our principal products are the CH 2000 Alternans System and disposable Alternans Sensors. Both products have received 510(k) clearance from the FDA for sale in the United States. The 510(k) clearance for the CH 2000 Alternans System includes the claim that the CH 2000 System can measure T-wave alternans and the presence of T-wave alternans in patients with known, suspected or at risk of ventricular tachyarrhythmia predicts increased risk of ventricular tachyarrhythmia or sudden death. The CH 2000 Alternans System has received the CE mark for sale in Europe and is approved for sale by the Ministry of Health in Japan.

  We have experienced substantial net losses since our inception in 1993. We have incurred cumulative net losses since inception through September 30, 1999 of approximately $26,997,000. We expect that our selling, general and administrative expenses will increase in connection with the expansion of our efforts to increase awareness of the benefits of Alternans testing among both the medical community and the patient population at large. We believe that our research and development expenses will increase in support of our efforts to develop additional products and also to fund clinical trials directed at expanding the indications for use of our T-wave alternans technology.

Results of Operations

 Nine Month Period Ended September 30, 1998 Compared to the Nine Period Ended September 30, 1999

  Revenue for the nine month periods ended September 30, 1998 and 1999 were $1,511,452 and $1,635,121 respectively, an increase of 8%. Revenue from the sale of Alternans systems and disposable sensors was $666,000, or 44% of total revenue for the nine month period ended September 30, 1998 and $830,800 or 51% of total revenue for the same period of 1999. In the U.S. Alternans revenue was $163,300 or 21% of total U.S. revenue and $236,700 or 30% of total U.S. revenue for the same periods of 1998 and 1999. The balance of revenue comes from the sale of standard stress systems i.e., those without T-wave alternans. After we received clearance from the FDA for expansion of our labeling, the focus of our U.S. sales organization has been on targeting customers capable of generating revenue from the sale of proprietary disposable sensors through clinical use of our Alternans Test. As a result of directing the U.S. sales force to focus only on T-wave alternans sales, U.S. revenue from the sale of standard stress test units began to decline as percentage of total U.S. revenue during the third quarter of 1999. We anticipate this shift in product mix to continue in the future.

  Gross margin for the nine month periods ended September 30, 1998 and 1999 were 10% and 7% of revenue respectively. Revenues insufficient to absorb fixed overhead, competitive pricing pressure on standard stress test systems in the U.S. and special pricing incentives provided to several new international distributors for their purchase of initial demonstration units are reflected in these results.

  Research and development expenses decreased from $2,863,002 in the nine month period ended September 30, 1998 to $2,086,515 for the same period of 1999. In 1998 we funded the completion of our 337 patient clinical study supporting the submission of the a 510(k) in August 1998 with the FDA for expansion of labeling claims for our T-wave alternans technology. These costs were not repeated in 1999 since FDA approval of the expanded label was received by the Company in April, 1999. We anticipate that our research and development expenses will increase during the final quarter of 1999 into the first quarter of 2000 due to costs associated with the development of our low cost T-wave alternans product scheduled for market introduction in 2000.

  Selling, general and administrative expenses increased from $2,739,321 in the nine month period ended September 30, 1998 to $3,538,891 in the same period in 1999. The incremental costs are associated with our various marketing and media initiatives targeted at increasing awareness of the benefits of T-wave alternans and the Alternans test among both the medical community and the patient population at large. We will continue our efforts targeted at increasing T-wave alternans awareness and have introduced a program intended to address customer concerns regarding third party reimbursement for the performance of the Alternans.

  Interest income was $462,308 for the nine month period ended September 30, 1998 compared to $211,236 for the same period in 1999. This decrease results from lower cash balances due to operating losses we have incurred during the nine month period ended September 30, 1999.

 Fiscal 1997 Compared to Fiscal 1998

  Revenues were $1,448,300 in the fiscal year ended December 31, 1997 and $2,096,900 for the fiscal year ended December 31, 1998, an increase of $648,500, or 45%. Sales of our CH 2000 Alternans System and accessories accounted for 97% of total revenues in fiscal 1998 compared to 94% in fiscal 1997. The remainder of the revenues were from the sale of our Hi-Resolution sensors.

  Revenues from products sold outside the United States were $967,600 in fiscal 1998, an increase of $66,700 or 7% over the previous fiscal year. Revenues from products sold to Japan were $744,100 in fiscal 1998 compared to $674,600 in fiscal 1997, an increase of 10%. Revenues from products sold to the remaining international customers were $223,500 in fiscal 1998 compared to $242,600 in fiscal 1997, a decrease of 8%. At the end of fiscal 1997, we changed distribution partners in Europe due to their failure to meet contract terms. A new distributor was appointed, effective April 1, 1998. We believe this transition accounted for the decline in revenues during fiscal 1998. We expect European revenues to return to previous levels during 1999. Sales to all international customers accounted for 46% of our total revenues in fiscal 1998 compared to 67% in fiscal 1997. Sales to U.S. customers were $1,129,200 in fiscal 1998 compared to $547,400 in fiscal 1997, an increase of 106%. The increase in U.S. revenues was the result of improvement in our sales organization, which was expanded during 1997. At December 31, 1998 we employed five direct sales managers in the U.S. and had 35 independent manufacturers' sales representatives under contract.

  Cost of goods sold was $1,386,600, or 96% of total revenues, in fiscal 1997 and $1,848,200, or 88% of total revenues, in fiscal 1998. The improved ratio of costs to product sales during fiscal 1998 was the result of our product cost reduction programs targeted at reducing the cost of direct materials and the impact of increases in production volumes on the allocation of fixed overhead costs. The continued increase in percentage of revenues from U.S. customers, which have a higher margin, has favorably affected the overall cost of sales ratio. We anticipate that these factors together with increases in revenues of its Hi-Resolution disposable sensors will continue to favorably effect the overall gross margin.

  Research and development costs were $3,587,000 in fiscal 1997 compared to $3,594,900 in fiscal 1998. We incurred incremental costs totaling $266,700 during fiscal 1998 to complete clinical studies supporting the 510(k) application we filed with FDA for expansion of our labeling claims for our T-wave alternans technology. These costs were partially offset by a reduction in fiscal 1998 of $84,700 in the amount of compensation expense recorded relating to stock options granted to non-employees for services rendered and an increase during fiscal 1998 over fiscal 1997 of $200,100 in the amount of software development costs capitalized under Statement of Financial Accounting Standards No. 86 "Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed."

  Selling, general and administrative expenses were $3,391,700 in fiscal 1997 compared to $3,753,300 in fiscal 1998, an increase of $361,600, or 11%. The increase was primarily the result of costs associated with compensation paid to U.S. sales representatives. We intend to continue to increase our marketing efforts targeted at the rapid adoption of T-wave alternans measurement by clinical cardiologists and other medical professionals. Additionally, during fiscal 1997, we experienced several changes in management personnel. As a result, we recorded $230,500 of termination costs associated with these changes.

  Interest income for fiscal 1997 was $869,300 compared to $562,500 for fiscal 1998. The decrease was primarily the result of a net reduction in our cash and marketable securities balances by $6,265,900 during fiscal 1998.

 Fiscal 1996 Compared to Fiscal 1997

  Revenues were $866,900 in the fiscal year ended December 31, 1996 compared to $1,448,300 for fiscal 1997, an increase of $581,400, or 67%. Sales of our CH 2000 Alternans System and accessories accounted for 94% of total revenues in fiscal 1997 compared to 95% in fiscal 1996. The remainder of revenues were from the sale of our Hi-Resolution sensors.

  Revenues from products sold outside the United States were $901,000 in fiscal 1997, an increase of $228,900, or 34%, over fiscal 1996. Revenues from products sold outside the United States accounted for 62% of our total revenues in fiscal 1997 compared to 78% in fiscal 1996. Sales to United States customers were $547,400 in fiscal 1997 compared to $169,900 in fiscal 1996, an increase of 322%. This increase reflected the impact of the expansion of the number of trained sales representatives during fiscal 1997. We employed five direct sales managers for most of fiscal 1997 compared to two for most of fiscal 1996. At the end of fiscal 1997, we had over 35 independent manufacturers' sales representatives under contract compared to 11 at the end of fiscal 1996.

  Cost of goods sold was $884,200, 105% of product sales, in fiscal 1996 compared to $1,386,600, 96% of product sales, in fiscal 1997. The improved ratio of costs to product sales during fiscal 1997 primarily reflected the impact of increased volumes on the allocation of fixed manufacturing overheads, a significant effect on our results of operations for any of the three years in the period ended December 31, 1997.

  Research and development costs were $2,432,300 in fiscal 1996 compared to $3,587,000 in fiscal 1997, an increase of $1,154,700, or 47%. This increase reflected the expansion of our clinical trial activities to support the filing of a 510(k) with the FDA in 1998 for expansion of product labeling claims for our T-wave alternans technology. We recorded a charge of $100,000 in fiscal 1997 to recognize costs associated with non-qualified stock options issued under the 1996 Equity Incentive Plan to scientific advisors.

  Selling, general and administrative expenses were $2,902,100 in fiscal 1996 compared to $3,391,700 in fiscal 1997, an increase of $489,600, or 17%. The increase was primarily the result of the costs associated with the expansion of our U.S. field sales organization during fiscal 1997 and increases in the cost of marketing efforts targeted at the adoption of T-wave alternans testing by clinical cardiologists and other medical professionals. Additionally, during fiscal 1997, we experienced several changes in management personnel. As a result, we recorded $230,500 of termination costs associated with these changes.

  Interest income for fiscal 1996 was $506,800 compared to $869,300 for fiscal 1997. The increase reflected a full year of interest earned on the investment of the remaining proceeds associated with our initial public offering of common stock in August 1996.

Inflation and Income Taxes

  Inflation did not have a significant effect on our results of operations for any of the years in the period ended December 31, 1998 or for the nine month period ended September 30, 1999.

  We have not recorded a provision for income taxes for the years 1995, 1996, 1997 and 1998 or for the nine month period ended September 30, 1999 because we incurred net losses in each of these years and this period. At December 31, 1998, we had net operating loss carryforwards of $9,164,000, as well as $856,000 research and development credit carryforwards, respectively, available to offset future taxable income and income tax liabilities. These carryforwards generally expire in the years 2007 through 2012 and may be subject to annual limitations as a result of changes in our ownership, including as a result of this offering. There can be no assurance that additional changes in ownership in future periods or continuing losses will not significantly limit our use of net operating loss and tax credit carryforwards.

  We have generated taxable losses from operations since inception and, accordingly, have no taxable income available to offset the carryback of net operating losses. In addition, although our operating plans anticipate taxable income in future periods, these plans provide for taxable losses over the near term and make significant assumptions which cannot be reasonably assured including market acceptance of these products by customers. We have provided a full valuation allowance ($9,682,000 at December 31, 1998) for our deferred tax assets since, in our opinion, realization of these future benefits is not sufficiently assured.

Liquidity and Capital Resources

  We initially financed our operations from the sale of equity securities. Through June 30, 1996, we had raised $9,065,000 (net of stock issuance costs) from the sales of equity securities. On August 2, 1996, we raised approximately $19,650,000 (net of stock issuance costs) from the sale of 2,437,750 shares of common stock in our initial public offering. In conjunction with the initial public offering, 4,455,708 shares of preferred stock were converted to shares of common stock.

  In June 1999, we raised gross proceeds of $5 million in equity capital less $280,000 in issuance costs from the sale of 952,380 shares of common stock through a private placement with a group of institutional investors led by the Tail Wind Fund Ltd. at a per share price of $5.25. In addition, we issued warrants with a four year term for the purchase of 95,238 shares of common stock at $7.22 per share. The purchase agreement contains a provision that requires that the investors shares and warrants be repriced if we sell common stock in a capital raising transaction at a price lower than $5.25 per share over a two year period from the date of closing of the transaction.

  In October 1999, we raised gross proceeds of $5.3 million in equity capital less $432,538 in issuance costs from the sale of 1,516,347 shares of common stock through a private placement with a per share price of $3.50. In addition, we issued warrants with a five year term to purchase 302,857 shares of common stock at $3.50 per share. In addition we issued warrants with a five year term to purchase 106,000 shares of common stock at $4.50 to the placement agent. As a result of this transaction, we issued an additional 529,849 shares of common stock to the investors in the June 1999 transaction per the provision in the purchase agreement that requires the investors' shares and warrants be repriced if we sell common stock in a capital raising transaction at a price lower than $5.25 over a two year period from the date of closing of the transaction. These additional shares adjusted the investors' per share price to $3.37. The investors' warrants to purchase 95,238 shares of common stock received an adjusted purchase price of $3.71.

  The issuance of the shares being registered by this registration statement did not require any adjustment to common shares or warrants previously issued.

  The proceeds of the equity offerings have been used primarily to fund operating losses of $26,996,652, reflecting expenditures to support research, new product development and clinical trials activities, to support a marketing and sales organization, and to support an administrative infrastructure and the investment of approximately $1,472,695 in property and equipment through September 30, 1999. As of September 30, 1999, we had cash, cash equivalents and marketable securities of $5,801,634.

  We expect our capital expenditures to increase as we continue to commercialize our products and expand our clinical studies. We do not expect capital expenditures to exceed an aggregate of $2,000,000 over the next two years.

  Under the terms of various license, consulting and technology agreements, we are required to pay royalties on sales of our products. Minimum license maintenance fees under these license agreements, which are creditable against royalties otherwise payable for each year, range from $20,000 to $45,000 per year in total through 2008. We are committed to pay an aggregate of $365,000 of such minimum license maintenance fees subsequent to September 30, 1999. As part of these agreements, we are also committed to meet certain development and sales milestones, including a requirement to spend a minimum of $200,000 in any two-year period for research and development, clinical trials, marketing, sales and/or manufacturing of products related to certain technology covered by the consulting and technology agreements.

  We anticipate that our existing capital resources, including the amounts raised in our October 1999 private placements, will be adequate to satisfy our capital requirements for at least the next 12 months. Thereafter, we may require additional funds to support our operating requirements or for other purposes and may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that additional financing will be available at all or that, if available, such financing would be obtainable on terms acceptable to us.

Impact of the Year 2000

  Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems may recognize a date using "00" as the year 1900 rather than the year 2000. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

  We are not currently aware of any significant year 2000 compliance problems relating to the software incorporated in the CH 2000 System or our information technology and non-information technology systems that have had or would have a material and adverse effect on our business, financial condition and results of operations, without taking into account our efforts to avoid or fix these problems. We can give no assurance that we will not discover year 2000 compliance problems in the software incorporated in the CH 2000 System that will require substantial revisions or replacements. In addition, we can give no assurance that third-party software, hardware or services incorporated into our information technology and non-information technology systems will not need to be revised or replaced, which could be time-consuming and expensive. Our inability to fix our software, or to fix or replace third-party software, hardware or services on a timely basis, could result in lost revenues, increased operating costs and other business interruptions, any of which could have a material and adverse effect on our business, financial condition and results of operations. Moreover, the failure to adequately address year 2000 compliance issues in our software relating to the CH 2000 System, and our information technology and noninformation technology systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend.

  In addition, there can be no assurance that governmental agencies, utility companies, third-party service providers and others outside our control are year 2000 compliant. The failure by these entities to be year 2000 compliant could result in a systemic failure beyond our control, including, for example, a prolonged telecommunications or electrical failure, any of which could have a material and adverse effect on our business, financial condition and results of operations.

  Our inability to correct a significant year 2000 problem, if one develops, could result in an interruption in, or a failure of, certain of our normal business activities or operations. Any material year 2000 problem could require us to incur significant unanticipated expenses to remedy and could divert our management's time and attention, either of which could have a material and adverse effect on our business, financial condition and results of operation.

           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

  In January 1997, the Securities and Exchange Commission issued Financial Reporting Release No. 48, which expands the disclosure requirements for certain derivatives and other financial instruments. The Company does not utilize derivative financial instruments. The carrying amounts reflected in the balance sheet of cash and cash equivalents, marketable securities, trade receivables and trade payables approximates fair value at September 30, 1999 due to the short maturities of these instruments.

                                   BUSINESS

  We are engaged in the research, development, manufacture and commercialization of products for the non-invasive diagnosis of heart disease. Using innovative technologies, including proprietary disposable sensors, we are addressing such key problems in cardiac diagnosis as:

  . the identification of those at risk of sudden cardiac arrest, accounting for approximately 50% of all deaths due to heart attack,

  .  the early detection of coronary artery disease and

  .  the prompt and accurate diagnosis of heart attack.

  Our CH 2000 Alternans System is designed to perform a broad range of standard cardiac stress tests as well as detect the presence of T-wave alternans, a beat-to-beat alternation in a portion of a patient's electrocardiogram. Clinical research published to date has demonstrated that the presence of T-wave alternans is associated with an increased vulnerability to ventricular arrhythmias and sudden cardiac arrest. Sudden cardiac arrest accounts for approximately one-half of all cardiac related deaths, or about 300,000, in the United States each year, and is the leading cause of death in people between the ages of 45 and 65.

Industry Overview

 Heart Disease

  Heart disease is the leading cause of death in the United States and many other developed countries. According to the American Heart Association, in 1993 cardiovascular disease accounted for 42% of all deaths in the United States. Approximately 1.5 million people suffered heart attacks in the United States in 1993, resulting in 500,000 deaths. Approximately half of these deaths were sudden, generally the result of ventricular arrhythmias, which cause the heart to beat in an abnormal and ineffective manner.

 Ischemic Heart Disease and Acute Myocardial Infarction

  Disease Characteristics. Ischemic heart disease, also referred to as coronary artery disease, is related to the progressive narrowing of the blood vessels that supply oxygen and nutrients to the heart. When blood flow becomes inadequate, the patient may experience chest pain known as angina, especially under conditions of stress or exercise. When the build-up of plaque or the presence of a blood clot further narrows the coronary arteries, an area of the heart muscle may die, an event called a myocardial infarction, the most common type of heart attack.

  Disease Incidence. Coronary artery disease is a common form of cardiac disease, affecting approximately 13.5 million people in the United States. It is estimated that approximately eight million patients each year present themselves at emergency rooms in the United States with acute chest pain or other symptoms typical of acute myocardial infarction. Of these patients, we estimate that approximately 2.7 million are admitted to the hospital for evaluation, of whom we estimate that about 1.0 million actually have experienced a myocardial infarction. Despite this high admission rate, it has been estimated that between 4% and 85% of those patients experiencing myocardial infarction may be sent home inappropriately, some of whom die soon thereafter.

  Current Therapies. If properly diagnosed, ischemic heart disease is treatable with coronary artery bypass grafting or coronary angioplasty. These treatments are used to bypass, reopen or widen blocked or narrowed arteries often in combination with medicines (such as nitrates, beta blockers and calcium channel blockers), which are used to improve blood flow or regulate the heart. In 1993, an estimated 485,000 coronary artery bypass grafting procedures and 398,000 coronary angioplasty procedures were performed in the United States.

  Current Diagnostic Procedures. The principal non-invasive diagnostic tools utilized in the diagnosis of ischemic heart disease are the electrocardiogram and the exercise stress test. Normal heartbeats make a specific pattern of electrical signals that can be measured by an electrocardiogram through sensors applied to the patient and recorded graphically on paper or displayed on a video monitor. Specific types of heart disease usually change the pattern of signals in ways recognizable to a physician.

  Most patients with suspected heart disease undergo an exercise stress test, during which the patient exercises on a motorized treadmill or bicycle ergometer with electrocardiogram sensors attached to the patient's chest. Although standard stress tests are widely used as a screening test for heart disease, stress tests are not considered to be highly sensitive or accurate in detecting or localizing coronary artery blockages. For example, these tests generally have a false negative rate on the order of 34%, and, in the absence of chest pain, as high as 64%. This lack of accuracy may result in unnecessary follow-on procedures or in the failure to detect significant heart disease.

  The accuracy of stress tests and the ability to locate coronary artery disease may be enhanced by the use of ultrasound imaging technology known as an "echocardiogram", or through the use of a low level radioactive tracer isotope known as a "nuclear stress test." Both of these tests are considered to be more sensitive in detecting and analyzing coronary artery blockages than a standard treadmill exercise test, but are also substantially more expensive.

 Ventricular Arrhythmia and Sudden Cardiac Death

  Disease Characteristics. Arrhythmias are abnormalities in the regular beating pattern of the heart caused by an alteration in the normal pattern of conduction of electrical signals within the heart. Sudden cardiac arrest is generally caused by ventricular fibrillation, a disorganized quivering of the ventricles which interferes with the pumping action of the heart, or by ventricular tachycardia, a rapid beating of the ventricles which can degenerate into ventricular fibrillation. Ventricular fibrillation and ventricular tachycardia most often result from the triggering of an underlying electrical instability of the heart. This electrical instability may be the result of congenital factors, may be caused by scar tissue from a previous myocardial infarction, or may result from coronary artery disease or other diseases.

  Disease Incidence. Each year more than 300,000 individuals in the United States experience a sudden cardiac arrest episode. Of these, the Company estimates that approximately 250,000 individuals die and 50,000 individuals survive, primarily through emergency defibrillation. Most of those who die suddenly have some pre-identified condition which puts them at elevated risk. For example, without treatment, the approximately 50,000 annual survivors of a cardiac arrest episode have over a 25% chance of dying suddenly in the one year following cardiac arrest. Of the approximately 1.0 million annual survivors of myocardial infarction, 13% of men and 6% of women will die suddenly in the following six years. Patients with enlarged hearts due to hypertrophic cardiomyopathy, patients with congestive heart failure (approximately 4.7 million patients), patients with known coronary artery disease (approximately 13.5 million patients) and patients who have experienced fainting spells are also at elevated risk. Such high risk subgroups accounted for approximately 75% of sudden cardiac deaths; for the other 25% there is no prior indication of cardiac disease.

  Current Therapies. When properly diagnosed, those patients at risk of sudden cardiac death are treatable with an implantable cardioverter-defibrilator, with RF ablation or abnormal tissue in the ventricles, which can improve electrical conduction in the heart, or with anti-arrhythmic medication. In the United States, most patients are treated with an implantable cardioverter-defibrilator, an electronic device similar to a pacemaker that is permanently implanted in the patient. The implantable cardioverter-defibrilator is designed to monitor the patient's heartbeat and, in the event of ventricular fibrillation or ventricular tachycardia, to deliver electric pulses or shocks to the heart to terminate the arrhythmia.

  Current Diagnostic Procedures. Patients believed to be at risk of ventricular arrhythmia may undergo an electrophysiology study. Diagnostic electrophysiology studies are invasive and involve the deliberate electric stimulation of the heart utilizing specially-designed catheters. These catheters are inserted into the heart through a major vein or artery to provoke heart rhythm disturbances which, if they occur, are then terminated by pacing or defibrillation shocks. Patients in whom certain types of ventricular arrhythmia can be induced via this procedure are considered to be at risk of sudden cardiac death.

  Although electrophysiology studies are generally effective in diagnosing cardiac arrhythmias, they are invasive and costly procedures. As a result, their use is generally limited to patients who have demonstrated previous episodes of ventricular arrhythmia, or have experienced fainting spells believed to be caused by these arrhythmias. We estimate that approximately 70,000 electrophysiology studies were performed for the diagnosis of ventricular arrhythmias in 1998 in the United States at a cost of $3,000 to $4,000 per procedure. This represents a small fraction of the many millions of persons believed to be at risk but who are not studied or treated because of the lack of an effective non-invasive screening test.

  We believe that, aside from our technology, there is no effective non-invasive diagnostic test to assess accurately the risk of sudden cardiac death caused by ventricular arrhythmia. The non-invasive diagnostic tests that are available generally either identify only a small subset of patients who are at risk of sudden cardiac death or are not sufficiently accurate to warrant further invasive study or treatment. For example, (i) the identification of short episodes of non-sustained ventricular tachycardia ("VT") on a 24-hour Holter electrocardiogram recording, (ii) the presence of late potentials (delayed electrical activity in the ventricles) on the signal average electrocardiogram, (iii) reduced beat-to-beat variability in heart rate, (iv) reduced response in heart rate to black pressure changes (baroreceptor sensitivity) and (v) increased variation in the duration of the QT interval among different electrocardiogram leads in the same patient, all have been reported to be associated with an increased risk of sudden cardiac death. However, only the presence of non-sustained VT on a 24 hour Holter electrocardiogram combined with a low ejection fraction is considered to be sufficiently accurate to warrant further invasive study or treatment and this combination is thought to be applicable to a small subset of patients at risk of sudden cardiac death. Finally, ejection fraction, which uses ultrasound or nuclear imaging to measure the percentage of blood ejected from the heart on each beat, can indicate a damaged heart which is ineffective in pumping blood. This is associated with increased rates of sudden cardiac death and with increased risk of mortality in general; however, because ejection fraction is not specific in identifying those with high risk of ventricular arrhythmia, it is not generally considered sufficient to identify those who need to be invasively studied or treated to prevent sudden death.

 Need for Improved Diagnostic Techniques

  In 1999, developing low-cost, non-invasive technologies to address the following diagnostic challenges are key problems in cardiac diagnosis:

  Sudden Cardiac Death. A study released in April 1996 indicates that prophylactic implantation of implantable cardioverter-defibrilators can reduce mortality in high-risk patients. Although such preventive therapies for sudden cardiac death have recently become available, non-invasive diagnostic techniques have not matched these advances. Existing non-invasive diagnostic procedures generally either identify only a small subset of patients who are at risk of sudden cardiac death or are not sufficiently accurate to warrant further invasive study or treatment. Electrophysiology studies are not an attractive alternative because they are both invasive and expensive. As a result, despite the fact that there are approximately 250,000 sudden deaths per year in the United States, and at least several times that number of patients that are at risk, fewer than 50,000 received definitive treatment in 1998. This attests to the need for an accurate, non-invasive, diagnostic procedure to identify patients at risk of sudden cardiac death.

  Accurate and Cost Effective Detection of Coronary Artery Disease. Despite the fact that approximately six million standard stress tests are performed each year in the United States at a cost of approximately $1.8 billion, these tests are generally not considered to be very accurate in detecting or localizing coronary artery blockages. Other tests, such as echocardiograms and nuclear stress tests, are somewhat more accurate but are significantly more expensive. Coronary angiography, like electrophysiology studies, is both invasive and expensive. The need therefore exists for a more accurate and low cost non-invasive method to identify patients with ischemic heart disease, particularly in the asymptomatic population.

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  Accurate and Timely Diagnosis of Acute Myocardial Infarction. With eight million patients in the United States arriving at hospital emergency rooms each year complaining of acute chest pain or other symptoms typical of acute myocardial infarction, we believe that a fast and accurate means of diagnosing acute myocardial infarction is needed. Existing technologies, such as the 12 lead electrocardiogram, can be inaccurate in the diagnosis of impending myocardial infarctions, and diagnosis based on serial enzyme tests can take too long. With the recognition that the early use of blood clot dissolving drugs in those with acute myocardial infarction can improve a patient's outcome, a faster and more accurate method of diagnosis has become increasingly important.

Cambridge Heart

  Our CH 2000 Alternans System is designed to perform a broad range of cardiac stress tests as well as measure T-wave alternans during electrocardiogram stress testing. Research using our T-wave alternans technology and High-Resolution sensors to predict increased risk of ventricular tachyarrhythmia, indicates that our CH 2000 Alternans System has the following advantages:

  . Accuracy--Clinical studies to date indicate that the presence of T-wave alternans in patients with known, suspected or at risk of ventricular tachyarrhythmia predicts increased risk of a cardiac event (ventricular tachyarrhythmia or sudden death). Our technology's predictive capabilities exceed those of other non-invasive tests and is comparable to the results of an invasive electrophysiology study.

  . Non-invasive--Unlike electrophysiology studies which require the insertion of electrical catheters into the patient's heart and the administration of local anesthesia, the CH 2000 Alternans System requires only the placement of High-Resolution sensors on the patient's chest.

  . Broad Applicability--Approximately six million standard stress tests and three million imaging stress tests are performed in the United States each year. The CH 2000 Alternans System is designed to simultaneously detect coronary artery disease and assess the risk of sudden cardiac death due to ventricular arrhythmias with only a modest increase in the total cost of the procedure.

  . Non-Hospital Setting--Unlike electrophysiology studies and other tests which require a hospital setting, the CH 2000 Alternans System can be used in a physician's office.

  . Procedure Cost Advantages--An alternans test with the CH 2000 Alternans System costs approximately $400 per procedure, compared with approximately $3,000 to $4,000 for an electrophysiology study.

  . System Affordability--A fully equipped CH 2000 Alternans System is priced in the United States at approximately $29,000. We have established several financing programs available to customers aimed at minimizing the amount of initial upfront capital investment required to acquire a CH 2000 Alternans System in return for a multi year commitment to purchase High Resolution sensors at a fixed price.

  Our principal products are the CH 2000 Alternans System and Hi-Resolution sensors. Both products have received 510(k) clearance from the FDA for sale in the United States. The 510(k) clearance for the CH 2000 Alternans System includes the claim that the CH 2000 System can measure T-wave alternans and the presence of T-wave alternans in patients with known, suspected or at risk of ventricular tachyarrhythmia predicts increased risk of ventricular tachyarrhythmia or sudden death.

  Internationally, the CH 2000 Alternans System has received the CE mark for sale in Europe and is approved for sale by the Ministry of Health in Japan, without labeling restrictions.

  We are also conducting research into the detection of ischemic heart disease using its cardiac electrical imaging technology. Cardiac electrical imaging provides an image of the electrical activity of the heart that is highly sensitive to changes resulting from ischemia, the lack of oxygen caused by coronary artery disease or acute myocardial infarction. We are conducting research to determine the extent to which this technology

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

provides for enhanced detection and localization of coronary artery disease during a standard exercise stress test and intends to pursue research to determine the extent to which this technology provides faster and more accurate diagnosis of acute myocardial infarction in patients who arrive at hospital emergency rooms with acute chest pain.

Principal Products and Applications

 The CH 2000 Alternans System

  The CH 2000 Alternans System is designed to perform a broad range of standard cardiac stress tests, as well as to measure T-wave alternans. Our proprietary T-wave alternans technology permits evaluation, computation and recording of T-wave alternans during exercise, atrial pacing or pharmacological stress. Because of the need to record very small variations in electric signals for precise T-wave alternans measurement, the CH 2000 Alternans System incorporates our proprietary Hi-Resolution sensors and proprietary signal processing algorithms to minimize noise levels resulting from patient movement.

  Our CH 2000 Alternans System is a fully-featured diagnostic system which includes a cart-mounted computer with proprietary software, integral electrocardiogram system, display, keyboard and output devices which can be configured for both hospital and office settings. This system is designed to support a broad range of standard and physician-customized protocols for the conduct and measurement of cardiac stress tests and is compatible with both standard sensors and with our Hi-Resolution sensors for T-wave alternans measurement. The CH 2000 System is capable of controlling both treadmill and bicycle ergometers and is well suited for standard, nuclear or echocardiogram stress tests. During the Fiscal years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1999, revenues from the sale of the CH 2000 have accounted for 94%, 94%, 96% and 85% of our total revenues, respectively.

  Our CH 2000 Alternans System provides a broad range of special features, including:

  . Expandable, Pentium-based computer architecture that simplifies operation, facilitates serviceability and provides a clear software and hardware upgrade path.

  . Exclusive pre-test impedance lead check and optimizing signal processing that identifies problematic leads and minimizes noisy electrocardiogram waveforms to ensure a good test before it starts.

  . Patented diagnostic screen displays that provide the ability to view all 12 leads simultaneously throughout a test and make immediate on-screen interpretations.

  . Unique ST segment displays that superimpose waveforms for all 12 leads over median beats for clear identification of dangerous ST depression or elevation.

  . Comprehensive review capability of every test, reducing the physician's risk of missing a critical arrhythmia or losing an important record and thereby freeing the physician to focus on the patient.

 T-wave Alternans and Ventricular Arrhythmias: Clinical Studies

  The association between ventricular arrhythmia and the presence of extremely low levels of T-wave alternans not detectable by visual inspection of the electrocardiogram was unknown until the early 1980s. Research conducted in Dr. Richard Cohen's laboratory at The Massachusetts Institute of Technology indicated that the presence of microvolt (one-millionth of a volt) levels of T-wave alternans was predictive of vulnerability to ventricular arrhythmias responsible for sudden cardiac arrest. Dr. Cohen, a founder, director of, and consultant to, Cambridge Heart, and his associates at MIT developed the technology to quantify this electrical conduction pattern which has been exclusively licensed to the Company and which forms the basis of our proprietary technology.

  In a study of 83 patients conducted at Massachusetts General Hospital in collaboration with Dr. Cohen's laboratory at MIT, published in the New England Journal of Medicine in December 1994, the detection of T-wave alternans at certain levels in patients referred for electrophysiology studies was shown to be as accurate as invasive electrophysiology testing in predicting sudden cardiac arrest and life-threatening ventricular arrhythmias. In the high risk population studied for up to 20 months following the procedure, an actuarial analysis involving 66 patients indicated that 81% of those testing positive for T-wave alternans died or suffered a life-threatening arrhythmia within 20 months of the test; only 6% of the patients testing negative for T-wave alternans did so. These results were comparable to those obtained with invasive electrophysiology testing and were more predictive than those that have been reported using other non-invasive methods.

  We have sponsored and continue to sponsor a number of clinical studies to confirm and expand upon this original landmark study. One such study published in November 1997 in the American Journal of Cardiology demonstrated a high connection between T-wave alternans detected during exercise with our CH 2000 Alternans System and the results of invasive electrophysiology testing in 27 patients.

  Another study was conducted by Professor Stefan Hohnloser of J.W. Goethe University, Frankfurt, Germany, the results of which, were published in December 1998 in the Journal of Cardiovascular Electrophysiology. In this study, 95 patients receiving an implantable cardioverter-defibrilator underwent electrophysiology testing and most of the other accepted non-invasive risk stratification tests, including T-wave alternans testing utilizing the CH 2000 System. Professor Hohnloser reported that the detection of the presence of T-wave alternans was found to be the more accurate than all invasive and non-invasive tests in predicting recurrences of ventricular tachycardia and ventricular fibrillation, the abnormal heart rhythms associated with sudden cardiac arrest.

  During 1998, we completed a multi center study that was included in the 510(k) application submitted to the FDA in August 1998 to obtain expansion of our labeling claim. In 337 consecutive patients referred for electrophysiology study to evaluate known, suspected or risk of arrhythmias, T-wave alternans was measured during bicycle exercise with the CH 2000 System and examined as a predictor of subsequent cardiac events. 313 patients completed study procedures and follow-up averaging 9.8 months was obtained in 290 patients. The primary endpoint was a ventricular tachyarrhythmic event which was defined as sudden cardiac death, appropriate firing of an implantable cardioverter-defibrilator or resuscitated sustained ventricular tachycardia or fibrillation. The secondary endpoint was a ventricular tachyarrhythmic event plus all death due to any cause. T-wave alternans was a highly significant predictor of a ventricular tachyarrhythmic event (p=0.002) as was electrophysiology (p<0.001). It was somewhat more predictive than electrophysiology, with a relative risk of 10.92 for T-wave alternans versus
7.07 for electrophysiology. T-wave alternans was also a highly significant predictor of a ventricular tachyarrhythmic event plus death due to any cause (p<0.001) as was electrophysiology (p=0.001). It was also more predictive of this endpoint than electrophysiology, with a relative risk of 13.93 for T-wave alternans versus 4.69 for electrophysiology. Relative risk is the chance of having a cardiac event if the test is positive divided by the chance of having a cardiac event if the test is negative. The greater the number, the more predictive the test.

  T-wave alternans was also evaluated as a predictor of electrophysiology study in a protocol that enrolled a subset of 242 patients. There were no material differences in patient characteristics between this subset and the total 337 patients. In 140 patients who completed all study procedures in accordance with the protocol and had determinate results for both T-wave alternans and electrophysiology, T-wave alternans predicted the results of electrophysiology with a sensitivity of 76%, a specificity of 65% and a relative risk of 3.93 (p<0.001).

Marketing and Sales

  In 1998, approximately 2,300 cardiac stress systems were sold in the United States, and we believe that the total installed base of cardiac stress systems in the United States is approximately 23,000 units.

  We believe that the keys to the adoption of our proprietary T-wave alternans technology to diagnose heart disease are reimbursement by third party insurers to healthcare providers for performance of the test, publication of clinical study results in medical journals and continued positive clinical experience with the CH 2000

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

Alternans System. We believe that the trend toward management of health care costs in the United States will lead to increased awareness of and emphasis on early detection and prevention of heart disease, and as a result, will increase demand for cost-effective diagnostic tests. The commercial success of our proprietary technologies will require marketing, educational and sales efforts to encourage cardiologists and other medical professionals to utilize the test for the measurement of T-wave alternans in their medical practices. We have trained and expect to continue to train well-respected clinicians and their professional staff in the use of T-wave alternans testing as a means of identifying patients at risk of sudden cardiac arrest. We have funded studies to further demonstrate the efficiency of our technologies and intend to continue to encourage the presentation of the results of these studies at major national and international medical symposia and the publication of clinical and scientific reports of such results in major peer-reviewed publications. We also support educational seminars regarding the benefits of T-wave alternans testing and will continue to participate in industry trade shows and academic conferences.

  In May, 1999 we entered into cooperative marketing agreements with both Guidant Corporation and Medtronic, Inc. The agreements provide for the inclusion of T-wave alternans experts to speak at national and regional seminars and symposia in the U.S. sponsored by Guidant and Medtronic aimed at providing additional education to cardiologists about the benefits of alternans testing.

  We market our products and services to customers in the United States through a combination of in-house marketing, sales and clinical education support staff and independent manufacturers representatives. We are currently represented by nine independent manufacturers representatives organizations with 35 representatives. We compensate our manufacturers representatives with a sales commission. We maintain a small but experienced in-house Service Department to answer customer questions and provide guidance, advice and troubleshooting regarding use of the CH 2000 Alternans System. We also employ three clinical specialists who work with customers to assist with installation of the CH 2000 Alternans System and to train health care professionals in its use.

  We market our products internationally through independent distributors. We have entered into distribution agreements with distributors for the sale of our products in Europe, the Middle East, Japan and Australia. During the years ended December 31, 1996, 1997, 1998 and the nine months ended September 30, 1999, sales to international distributors comprised 78%, 62%, 46% and 49%, respectively, of our revenue. Our international independent distributors provide comprehensive marketing and sales services including identification of potential purchasers, consummating sales and providing ongoing educational and support services to customers. The exclusive distribution agreement with our Japanese distributor, Fukuda Denshi Co., Ltd. expires December 31, 1999, and the agreements with our European distributor, Reynolds Medical, Ltd. and our Australian distributor APS, expire March 31, 2000 and June 30, 2000 respectively. We do not anticipate any problems negotiating new agreements with any of these distributors.

  The commercial success of our products will be dependent upon their acceptance by the medical community and third party payors as to their clinical usefulness and cost-effectiveness. The measurement of T-wave alternans to predict vulnerability to ventricular arrhythmias is a relatively new technology. Expanded market acceptance of our technologies will be dependent on the continued increase in the amount of published clinical data supporting the benefits of T-wave alternans measurement as a predictive tool in the identification of patients at risk of sudden cardiac arrest. Market acceptance will also be impacted by the availability of third-party reimbursement and extensive physician and patient education. We can give no assurance that our products will gain broad market acceptance. Failure to achieve broad market acceptance would have a material adverse effect on our business, financial condition and results of operation.

Manufacturing

  We perform final assembly of hardware and software components, and testing of our products, at our corporate headquarters in Bedford, Massachusetts. We believe this facility will be adequate to meet our needs through the end of 2000. We are required to meet and adhere to all applicable requirements of U.S. and international regulatory agencies, including Good Manufacturing Practices and Quality System Regulation requirements. Our manufacturing facilities are subject to periodic inspection by both U.S. and international regulatory agencies.

  We underwent a Quality System Regulation audit, conducted by the FDA, during January 1999. A response to the FDA's observations was submitted and accepted by the Agency in February 1999. No regulatory action was required.

  The manufacturing process consists primarily of final assembly of purchased components, testing operations and packaging. Components are purchased according to our specifications and are subject to inspection and testing. We rely on outside vendors to manufacture certain major components used in the CH 2000 Alternans System, including our Hi-Resolution sensors. A number of components are currently supplied by sole source vendors, although we believe that we could locate additional sources of these components in a timely fashion, if necessary.

Research and Development

  A substantial portion of our research and development investment is focused on our efforts in the areas of clinical research and the continuing development of enhancements to our T-wave alternans technology. Our clinical research is focused on gathering substantial clinical data demonstrating the efficacy of the T-wave alternans technology and its results as a predictor of patient risk of ventricular tachyarrhythmia or sudden death.

  We are currently developing a new product that will allow the stress test system of any manufacturer to measure T-wave alternans when utilizing our Hi-Resolution sensors. We believe that this product will provide us with increased access to the entire installed base of stress test systems in the market and increase the utilization of our disposable, higher margin sensors. The new product is expected to have a lower cost of manufacture than our CH 2000 Alternans System and is expected to carry a selling price below the current price of a conventional stress test system. We expect the product to be available sometime during the year 2000.

  We are also conducting research into systems to detect ischemic heart disease based upon our cardiac electrical imaging technology, which provides an image of the electrical activity of the heart. Animal studies and initial human studies indicate that cardiac electrical imaging is highly sensitive to changes resulting from ischemia, the lack of oxygen caused by coronary artery disease or acute myocardial infarction. We are conducting research to determine the extent to which this technology provides for enhanced detection and localization of coronary artery disease during a standard exercise stress test and intend to pursue research to determine the extent to which this technology provides faster and more accurate diagnosis of patients with acute myocardial infarction.

  We are evaluating the incorporation of our cardiac electrical imaging technology into the CH 2000 Alternans System, and are continuing to conduct clinical studies of this technology.

  Our research and development expenses were $2,433,000 in 1996, $3,587,000 in 1997, $3,595,000 in 1998 and $2,086,515 for the nine month period ended September 30, 1999. We expect research and development expenses to increase in the future as we develop additional products and fund clinical trials of our products. As of September 30, 1999, we had 10 employees engaged in research and development activities.

Patents, Trade Secrets and Proprietary Rights

  The computer algorithms that allow the CH 2000 Alternans System to measure T-wave alternans and certain aspects of our cardiac electrical imaging technology, including the cardiac electrical imaging sensors, are covered by U.S. patents issued to MIT that are licensed exclusively to us. We were issued a U.S. patent covering the use of exercise or any other non-invasive means in the measurement of T-wave alternans. During 1998, we were issued a U.S. patent covering additional proprietary signal processing algorithms and our Hi-Resolution sensors for use in the measurement of T-wave alternans. Corresponding foreign patents are pending in both cases. The failure to obtain such patents could have a material adverse effect on our business, financial condition and results of operations. We own or are the exclusive licensee of fourteen issued or allowed and six patents pending in the United States, with 17 corresponding foreign patents issued or pending with respect to our technology.

  Cambridge Heart and MIT have entered into three license agreements, pursuant to which we are the exclusive licensee of certain technologies upon which our current and future products are based, including certain associated patents therewith. Two of the MIT license agreements that cover the T-wave alternans measurement technology incorporated in our CH 2000 Alternans System and that relate to cardiac electrical imaging are of material importance to us. These licenses are exclusive until 2007; thereafter, each license will convert to a nonexclusive license, and will last for the life of the applicable patents, unless extension of exclusivity is agreed to by MIT. In addition, we have entered into a license agreement with Dr. Richard Cohen, a founder, director of, and consultant to, Cambridge Heart, pursuant to which we are the exclusive licensee of certain technology developed by Dr. Cohen which we may include in our future products. These license agreements impose various commercialization, sublicensing, insurance, royalty, product liability indemnification and other obligations on us. Our failure to comply with these requirements could result in conversion of the licenses from being exclusive to nonexclusive in nature or, in some cases, termination of the license. The loss of our exclusive rights to the T-wave alternans and cardiac electrical imaging technologies, licensed under two of our MIT license agreements or the termination of either or both of the agreements would have a material adverse effect on our business, financial condition and results of operations.

  We believe that our intellectual property and expertise, as originally licensed from MIT and thereafter developed at Cambridge Heart, constitute an important competitive resource, and we continue to evaluate markets and products which are most appropriate to exploit the expertise licensed by, and developed at, Cambridge Heart. In addition, we maintain an active program of intellectual property protection, both to assure that the proprietary technology developed by us is appropriately protected, and, where necessary, to assure that there is no infringement of our proprietary technology by competitive technologies.

  Our future success will depend, in part, on our ability to continue to develop patentable products, enforce our patents and obtain patent protection for our products both in the United States and in other countries. However, the patent positions of medical device companies, including Cambridge Heart, are generally uncertain and involve complex legal and factual questions. We can give no assurance that patents will issue from any patent applications owned by or licensed to us or that, if patents do issue, the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents owned by or licensed to us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to us.

  Our commercial success will also depend in part on our neither infringing patents issued to others nor breaching the licenses upon which our products are based. We have licensed significant technology and patents from third parties, including patents and technology relating to T-wave alternans and cardiac electrical imaging licensed from MIT. Our licenses of patents and patent applications impose various commercialization, sublicensing, insurance, royalty and other obligations on us. Failure to comply with these requirements could result in conversion of the licenses from being exclusive to nonexclusive in nature or, in some cases, termination of the license.

  We also rely on unpatented trade secrets to protect our proprietary technology, and no assurance can be given that others will not independently develop or otherwise acquire substantially equivalent technologies or otherwise gain access to our proprietary technology or disclose such technology or that we can ultimately protect meaningful rights to such unpatented proprietary technology. We rely on confidentiality agreements with our collaborators, employees, advisors, vendors and consultants to protect our trade secrets. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed by competitors. Failure to obtain or maintain patent and trade secret protection for our products, for any reason, would have a material adverse effect on our business, financial condition and results of operations.

  Although we are not currently aware of any potential litigation regarding our intellectual property rights the medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Other companies have received licensed patents concerning the measurement of T-wave alternans and may claim that Cambridge Heart infringes one or more of their patents. Litigation, which would likely result in substantial cost to Cambridge Heart, may be necessary to enforce any patents issued or licensed to us and/or to determine the scope and validity of others' proprietary rights. We also may have to participate in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial cost, to determine the priority of inventions. Furthermore, we may have to participate at substantial cost in International Trade Commission proceedings to abate importation of products which would compete unfairly with our products.

Competition

  The cardiac diagnostic medical device market is characterized by intensive development efforts and rapidly advancing technology. Our future success will depend, in large part, upon our ability to anticipate and keep pace with advancing technology and competitive innovations. However, we can give no assurance that we will be successful in identifying, developing and marketing new products or enhancing our existing products. In addition, there can be no assurance that new products or alternative diagnostic techniques will not be developed that will render our current or planned products obsolete or inferior. Rapid technological development by competitors may result in our products becoming obsolete before we recover a significant portion of the research, development and commercialization expenses incurred with respect to such products. Alternative technologies exist today in each of the areas being addressed by us, including electrocardiograms, Holter monitors, ultrasound tests and systems for measuring cardiac late potentials.

  Competition from medical devices which help to diagnose cardiac disease is intense and likely to increase. We compete with manufacturers of electrocardiogram stress test equipment, including major multinational companies. Many of our competitors and potential competitors have substantially greater capital resources, name recognition, research and development experience and regulatory, manufacturing and marketing capabilities. Many of these competitors offer well established, broad product lines and ancillary services not offered by us. Some of our competitors have long-term or preferential supply arrangements with hospitals that may act as a barrier to market entry. Other large health care companies may enter the non-invasive cardiac diagnostic product market in the future. Competing companies may succeed in developing products that are more efficacious or less costly than any that may be developed by us, and such companies also may be more successful than us in producing and marketing such products or their existing products. Competing companies may also introduce competitive pricing pressures that may adversely affect our sales levels and margins. We can give no assurance that we will be able to compete successfully with existing or new competitors.

Government Regulation

  The manufacture and sale of medical devices intended for commercial distribution is subject to extensive governmental regulation in the United States. Medical devices are regulated in the United States by the FDA and generally require pre-market clearance or pre-market approval prior to commercial distribution. In addition, certain material changes or modifications to medical devices also are subject to FDA review and clearance or approval. The FDA regulates the research, testing, manufacture, safety, labeling, storage, record keeping, advertising and distribution of medical devices in the United States. Noncompliance with applicable requirements can result in failure of the government to grant pre-market clearance or approval for devices, withdrawal of approval, total or partial suspension of production, fines, injunctions, civil penalties, recall or seizure of products, and criminal prosecution.

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

  Medical devices are classified into one of three classes, Class I, II or III, on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls (e.g., labeling, pre-market notification and adherence to GMP standards). Class II devices are subject to general controls and special controls (e.g., performance standards, post-market surveillance, patient registries and FDA guidelines). Generally, Class III devices are those that must receive pre-market approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable or new devices which have not been found to be substantially equivalent to legally marketed devices), and require clinical testing to ensure safety and effectiveness and FDA approval prior to marketing and distribution. The FDA also has the authority to require clinical testing of Class I and Class II devices. A pre market approval application must be filed if a proposed device is not substantially equivalent to a legally marketed predicate device or if it is a Class III device for which the FDA has called for such application.

  Generally, before a new device can be introduced into the market in the United States, the manufacturer or distributor must obtain FDA clearance of a 510(k) notification submission or approval of a pre market approval application. If a medical device manufacturer or distributor can establish that a device is "substantially equivalent" to a legally marketed Class I or Class II device, or to a Class III device for which the FDA has not called for pre market approval applications, the manufacturer or distributor may seek clearance from the FDA to market the device by filing a 510(k) notification. The 510(k) notification may need to be supported by appropriate data establishing the claim of substantial equivalence to the FDA. The FDA recently has been requiring a more rigorous demonstration of substantial equivalence.

  Following submission of the 510(k) notification, the manufacturer or distributor may not place the device into commercial distribution until an order clearing the 510(k) is issued by the FDA. At this time, the FDA typically responds to the submission of a 510(k) notification within 90 to 200 days. An FDA order may declare that the device is substantially equivalent to a legally marketed device and allow the proposed device to be marketed in the United States. The FDA, however, may determine that the proposed device is not substantially equivalent or requires further information, including clinical data, to make a determination regarding substantial equivalence. Such determination or request for additional information generally delays market introduction of the product that is the subject of the 510(k) notification.

  Any products manufactured or distributed by us are subject to pervasive and continuing regulation by the FDA including record keeping requirements, reporting of adverse experience with the use of the device, post-market surveillance, post-market registry and other actions deemed necessary by the FDA. A 510(k) submission is also required when a medical device manufacturer makes a change or modification to a legally marketed device that could significantly affect the safety or effectiveness of the device, or where there is a major change or modification in the intended use of the device. When any change or modification is made to a device or its intended use, the manufacturer is expected to make the initial determination as to whether the change or modification is of a kind that would necessitate the filing of a new 510(k) application. The FDA's regulations provide only limited guidance for making this determination. The FDA's regulations also require agency approval of a 510(k) supplement for certain changes to a device if they affect the safety and effectiveness of the device, including, but not limited to, new indications for use, labeling changes, the use of a different facility to manufacture, process or package the device, changes in manufacturing methods or quality control systems and changes in performance or design specifications. Our failure to receive approval of a supplement regarding the use of a different manufacturing facility or any other change affecting the safety or effectiveness of an approved or cleared device on a timely basis, or at all, would have a material adverse effect on our business, financial condition and results of operations.

  Sales of medical device products outside the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain approvals required by foreign countries may be longer or shorter than that required for FDA approval, and requirements for licensing may differ from FDA requirements. Failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition and results of operations. The current regulatory environment in Europe for medical devices differs significantly from that in the United States. There is currently no universally accepted definition of a medical device in Europe and there is no common approach to medical device regulation among the various countries. There are several different regulatory regimes operating within the different European countries. Regulatory requirements for medical devices range from no regulations in some countries to rigorous regulations approaching the requirements of the FDA's regulations for Class III medical devices. Several countries require that device safety be demonstrated prior to approval for commercialization. The regulatory environment in certain European countries is expected to undergo major changes as a result of the creation of medical directives by the European Union.

  The CH 2000 Alternans System and the Hi-Resolution sensors have received 510(k) clearance from the FDA for sale in the United States. The 510(k) clearance for the CH 2000 Alternans System includes the claim that the CH 2000 System can measure T-wave alternans and the presence of T-wave alternans in patients with known, suspected or at risk of ventricular tachyarrhythmia predicts increased risk of ventricular tachyarrhythmia or sudden death.

  Internationally, the CH 2000 Alternans System has received the CE mark for sale in Europe and is approved for sale by the Ministry of Health in Japan.

Employees

  As of December 31, 1999, we had 34 full-time employees, of whom one holds a Ph.D. degree and six others hold other advanced degrees. None of our employees are represented by a collective bargaining agreement, nor have we experienced work stoppages. We believe that our relations with our employees are good.

Reimbursement

  Suppliers of medical devices and services are greatly affected by Medicare, Medicaid and other government insurance programs, as well as by private insurance reimbursement programs. Third party payors (Medicare, Medicaid, private health insurance, health administration authorities in foreign countries and other organizations) may affect the pricing or relative attractiveness of our products by regulating the maximum amount of reimbursement provided for by such payors to the physicians and clinics performing T-wave alternans testing by taking the position that such reimbursement is not available at all.

  We believe that the availability and level of third party reimbursement will influence the decisions of physicians, clinics and hospitals to purchase and use our products and thereby affect the pricing of our products. We have initiated efforts to address the issue of reimbursement from third party payers for the performance of an alternans test by healthcare providers. Our efforts are directed on two fronts:

  . obtain a specific national reimbursement code and designated payment amount from the American Medical Association for the alternans test, and

  . through our provider advocacy and reimbursement assistance program, gain reimbursement status from individual payers on a state by state basis by supporting providers making qualified and effective claims submissions.

  We have initiated action to obtain a specific national reimbursement code and designated payment amount for an alternans test by filing a proposal for consideration by the Coding and Nomenclature Committee of the American Medical Association. The earliest possible date that we could have a specific code assigned for the alternans test is February, 2001. There can be no assurance that these efforts will be successful.

  We have developed a program of reimbursement assistance that provides for the possible payment of $90.00 for each alternans test performed, up to a maximum of 50 per calendar quarter, in which a claim for reimbursement is submitted to a third party payer within prescribed guidelines and is ultimately denied coverage after appeal. Providers who accept the $90.00 payment from us may not accept duplicate payment from the third party payer under any circumstances. Once a third party payer has initiated coverage for the alternans test, the

$90.00 reimbursement assistance is no longer available. This program is effective through June 30, 2001 or until a national code has been established for the alternans test, whichever comes first. There can be no assurance that any of these efforts will gain reimbursement for the alternans test or increase the number of alternans test performed.

  Several states and the federal government are investigating a variety of alternatives to reform the health care delivery system and reduce and control health care spending. These reform efforts include proposals to limit spending on health care items and services, limit coverage for new technology and limit or control directly the price health care providers and drug and device manufacturers may charge for their services and products. The scope and timing of such reforms cannot be predicted, but if adopted and implemented, such reforms could have a material adverse effect on Cambridge Heart.

Properties

  Our facilities consist of approximately 14,500 square feet of office, research and manufacturing space located at 1 Oak Park Drive, Bedford, Massachusetts. We have a lease for a total of 22,000 square feet, of which we currently sublet 7,500 square feet. Our lease expires in November 2000. We believe that suitable additional space will be available to us, when needed, on commercially reasonable terms.

Legal Proceedings

  We are not currently a party to any material legal proceedings.

                                  MANAGEMENT

Executive Officers and Directors

  The following table sets forth (i) the names, ages and positions of the current executive officers and directors of Cambridge Heart; (ii) the position(s) presently held by each person named; and (iii) the principal occupations held by each person named for at least the past five years.

          Name           Age                       Position
          ----           ---                       --------
Jeffrey M. Arnold.......  50 President, Chief Executive Officer and Director
Robert B. Palardy.......  51 Vice President, Finance and Administration and Chief
                             Financial Officer
Eric Dufford............  41 Vice President, Sales and Marketing and Secretary
James Shepphard.........  40 Vice President, Operations
Richard J. Cohen, M.D.,
 Ph.D. .................  48 Director
Harris A. Berman,
 M.D. ..................  61 Director
Jeffrey J. Langan.......  54 Director
Daniel M. Mulvena.......  51 Director

  Jeffrey M. Arnold. Mr. Arnold has served as President and Chief Executive Officer of Cambridge Heart since September 1993. Mr. Arnold was appointed Chairman of the Board of the Directors in August 1997. Mr. Arnold was president and Chief Executive Officer of Molecular Simulations, Inc., a supplier of software for rational drug design. Formerly Vice President of Operations for Datascope Corporation's Instrumentation Products, he has held senior marketing and research and development positions for Becton Dickinson. Mr. Arnold holds a B.S. in Electrical Engineering from MIT.

  Robert B. Palardy. Mr. Palardy became Vice President, Finance and Administration and Chief Financial Officer of Cambridge Heart in November 1997. From 1990 to February 1997, Mr. Palardy was Vice President, Finance and Information Services of Smith & Nephew Endoscopy, a company involved in the development, manufacture and sale of medical devices for arthroscopy. From February 1997 through October 1997, Mr. Palardy was an independent financial consultant. Mr. Palardy is a Certified Public Accountant and holds a B.S. degree in Accounting from LaSalle University.

  Eric Dufford. Mr. Dufford became Vice President, Sales and Marketing and Secretary of Cambridge Heart in August 1997. From January 1990 to May 1994, Mr. Dufford was Director of International Sales for St. Jude Medical, Inc. From May 1994 to August 1997, Mr. Dufford was Division President of Quest Medical Inc.'s Cardiovascular Systems Division. Mr. Dufford earned a B.A. in International Business/Marketing from the University of Colorado and an MBA from Emory University.

  James Sheppard. Mr. Sheppard has served as Vice President, Operations of Cambridge Heart, Inc. since August, 1999. Mr. Sheppard has over 18 years of experience in medical device manufacturing. Prior to joining Cambridge Heart, Inc., Mr. Sheppard was Vice President of Operations for Nitinol Medical Technology, Inc., a manufacturer of cardiovascular implants from 1996 to 1998. Mr. Sheppard also served as Director of Manufacturing for Summit Technology from 1995 to 1996 and also served in several senior management positions while employed at C.R. Bard, Inc. from 1982 to 1994 Mr. Sheppard holds a BS in Industrial Engineering from Virginia Tech.

  Richard J. Cohen, M.D., Ph.D. Dr. Cohen, the scientific founder of Cambridge Heart, has been a consultant to Cambridge Heart since February 1993. Dr. Cohen has been, since 1979, Professor of Health Sciences and Technology at the Harvard-MIT Division of Health Sciences and Technology and is on the staff at the Brigham and Women's Hospital and Children's Hospital, both in Boston. From 1985 to 1995, Dr. Cohen was the Director of the Harvard-MIT Center for Biomedical Engineering, and he is currently the Director of the NASA Center for Quantitative Cardiovascular Physiology, Modeling and Data Analysis located at MIT. He serves on the editorial board of the Journal of Cardiovascular Electrophysiology and The Annals of Noninvasive Electrocardiology.

  Harris A. Berman, M.D. Dr. Berman was elected to our board of directors on April 10, 1998. Dr. Berman has been Chief Executive Officer of Tufts Health Plan, a managed healthcare organization of over 1,000,000 members, since 1986. He is also the immediate past chairman of the Massachusetts Association of HMO's, co-chairman of Affiliated Health Information Networks of New England, a director of the American Association of Health Plans, and of the BankBoston Celebrity Series. Dr. Berman is a fellow of the American College of Physicians and a Clinical Professor of Medicine and of Community Health at Tufts University School of Medicine.

  Jeffrey J. Langan. Mr. Langan was elected to our board of directors on December 21, 1999 to fill the vacancy created by the resignation of Laurence Blumberg. Mr. Langan served as President and CEO of Idexx Laboratories, Inc. from 1997 to 1999 and as President and CEO of Thermedics Detection, Inc. from 1996 to 1997. Mr. Langan was also General Manager of the Healthcare Information Management Division and General Manager of the Clinical Systems Business Unit for Hewlett-Packard Medical Systems from 1985 to 1996.
Mr. Langan currently works as an independent consultant. Mr. Langan holds a BS in Mechanical Engineering from Villanova University, an MS in Engineering Mechanics from Rensselaer Polytechnic Institute, and an MBA from the Harvard University Graduate School of Business Administration.

  Daniel M. Mulvena. Mr. Mulvena was elected to our board of directors on December 21, 1999 to fill the vacancy created by the death of Rolf S. Stutz. Mr. Mulvena is the founding partner of Commodore Associates, a consulting firm for medical device and services companies, of which he has served as a partner since 1995. He served as Group Vice-President, Cardiology, Boston Scientific Corporation from 1992 to 1995. From 1989 to 1991, Mr. Mulvena served as Chairman and CEO of Lithox Systems, Inc. Prior to joining Lithox Systems,
Mr. Mulvena was President of C. R. Bard's Cardiosurgery Division. Mr. Mulvena holds a BA from Vanderbilt University.

  J. Daniel Cole resigned his position as a member of our board of directors in December 1999.

  Executive officers of Cambridge Heart are elected by and serve at the discretion of our board of directors. There are no family relationships among any executive officers or directors.

                             CERTAIN TRANSACTIONS

  In June 1999, we raised gross proceeds of approximately $5 million in equity capital less approximately $280,000 in issuance costs from the sale of 952,380 shares of our common stock through a private placement with a group of institutional investors led by The Tail Wind Fund Ltd. at a per share price of $5.25. In addition, we issued warrants with a four year term for the purchase of 95,238 shares of our common stock at a price of $7.22 per share. The purchase agreement contains a provision that requires that the investors' shares and warrants be repriced if we sell shares of our common stock in a capital raising transaction at a price lower than $5.25 per share over a two year period from the closing date of the transaction.

  In October 1999 and January 2000, we issued an aggregate of 2,116,347 shares of our common stock to a group of investors introduced to Cambridge Heart by Sunrise Securities Corp., which acted as placement agent, in exchange for approximately $6,950,523 (net of stock issuance costs). We also issued warrants for the purchase of an aggregate of 423,269 shares of our common stock at an exercise price of $3.50 per share to the investors. Cambridge Heart issued 45,162 shares of common stock and warrants for the purchase of an aggregate of 148,144 shares of common stock at an exercise price of $4.20 per share to Sunrise Securities Corp. as part of the compensation for its services as placement agent. In addition, pursuant to the terms of our agreement with the Tail Wind investors described above, the exercise price per share of the warrants issued to the Tail Wind investors was reduced to $3.71 per share and we issued an aggregate of 529,849 additional shares of common stock to the Tail Wind investors.

                         DESCRIPTION OF OUR SECURITIES

  We are authorized to issue 25,000,000 shares of common stock, $.001 par value per share of which 14,557,097 were issued and outstanding as of January 15, 2000, and 2,000,000 shares of undesignated preferred stock, $.001 par value per share, of which no shares are issued and outstanding. Our common stock is traded on the Nasdaq National Market under the symbol CAMH.

Common Stock

  As of January 15, 2000, there were 14,557,097 shares of common stock outstanding, held of record by approximately 2,500 stockholders. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to a preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Cambridge Heart, the holders of common stock are entitled to receive ratably the net assets of Cambridge Heart available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

  Pursuant to the terms of a purchase agreement dated June 8, 1999 between Cambridge Heart and a group of investors led by The Tail Wind Fund Ltd., we sold an aggregate of 952,380 shares of our common stock to the Tail Wind investors at a price of $5.25 per share. In addition, we granted the Tail Wind investors the following rights:

  . If, prior to June 8, 2001, we sell any shares of our common stock in a capital raising transaction at a per share selling price less than the original per share purchase price paid by the Tail Wind investors, the original purchase price per share paid by the Tail Wind investors will be adjusted downward to equal the lower per share purchase price and, accordingly, the Tail Wind investors will be entitled to receive additional shares.

  . Prior to June 8, 2001, the Tail Wind investors have the right to participate in any non-public capital raising transaction by Cambridge Heart.

  Pursuant to the terms of the subscription agreements dated October 5, 1999, October 25, 1999 and January 11, 2000 between Cambridge Heart and each of the several investors introduced to us by Sunrise Securities Corp., we sold an aggregate of 2,116,347 shares of our common stock to the Sunrise investors at a price of $3.50 per share. In addition, we agreed that if, prior to earlier of one year from the date of this prospectus and the date on which we complete a sale or sales of our common stock resulting in net proceeds in excess of $4 million, we sell any shares of our common stock in a capital raising transaction at a per share selling price less than $3.50, then each Sunrise investor will be entitled to receive additional shares of our common stock equal to the difference between (A) the quotient obtained by dividing (i) $3.50 by (ii) the lower selling price per share and (B) the number of shares sold to each Sunrise investor.

Warrants

  The Tail Wind Warrants. As part of the purchase agreement between Cambridge Heart and the Tail Wind investors, we issued warrants that expire on June 9, 2003 to purchase 95,238 shares of our common stock at an exercise price per share of $7.22. In October 1999, in connection with an additional private placement of our common stock, the per share exercise price of these warrants was adjusted downward to $3.71 in accordance with the adjustment provisions contained in these warrants and described below. As of November 30, 1999, none of the warrants issued to the Tail Wind investors has been exercised.

  The per share exercise price of the warrants issued to the Tail Wind investors is subject to adjustment in certain events including but not limited to the following:

  . if we declare a dividend or make any distribution to shareholders payable in common stock, subdivide or combine our common stock or reclassify of our common stock;

  . merger, consolidation or reorganization of Cambridge Heart or the sale of substantially all of our assets; or

  . until June 8, 2001, if we sell any shares of our common stock at a price per share less than the price paid by the Tail Wind investors, the per share exercise price of the warrants issued to the Tail Wind investors will be reduced to 110% of that lower price.

  The Sunrise Warrants. As part of the subscription agreements dated October 5, 1999, October 25, 1999 and January 11, 2000 between Cambridge Heart and each of several investors introduced to us by Sunrise Securities Corp., and the sale agency agreement dated August 16, 1999 between Cambridge Heart and Sunrise Securities Corp., we issued warrants that expire on October 5, 2004, October 25, 2004 and January 11, 2005 for the purchase of 290,412, 12,857 and 120,000 shares of our common stock, respectively, at a per share exercise price of $3.50. As part of the fee paid to Sunrise Securities Corp., we issued warrants that expire on October 5, 1999, October 25, 1999 and January 11, 2005 for the purchase of an aggregate of 151,305 shares of our common stock at a per share price of $4.20. As of November 30, 1999, none of the warrants issued to the Sunrise investors has been exercised.

  The per share exercise price of the warrants issued to the Sunrise investors is subject to adjustment in certain events including but not limited to the following:

  . if we declare a dividend or make any distribution to our shareholders payable in stock or other securities convertible into stock, subdivide or combine our common stock or reclassify of our common stock; or

  . merger, consolidation or reorganization of Cambridge Heart or the sale of substantially all of our assets.

Preferred Stock

  Our certificate of incorporation authorizes us to issue up to 2,000,000 shares of preferred stock. Under the terms of our certificate of incorporation, the board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue such shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors.

  The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third part to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Cambridge Heart. We have no present plans to issue any shares of preferred stock.

Registration Rights

  As part of our issuances of common stock and warrants to the Tail Wind investors on June 8, 1999 we agreed to register the 952,380 shares of common stock purchased by the Tail Wind investors and the 95,238 shares of common stock issuable upon exercise of the warrants issued to the Tail Wind investors. We registered these shares with the Securities and Exchange Commission in July 1999. As part of our agreement with the Tail Wind investors, we also agreed to register any additional shares issued to them pursuant to the anti-dilution provisions of the Purchase Agreement dated June 8, 1999.

  As part of our issuances of common stock and warrants to the Sunrise investors on October 5, 1999, October 25, 1999 and January 11, 2000 we agreed to register the 2,116,347 shares of common stock purchased by the Sunrise investors and the 571,413 shares of common stock issuable upon exercise of the warrants issued to the Sunrise investors and to Sunrise Securities Corp. In December 1999 we registered (i) the 1,516,347 shares of common stock purchased by the Sunrise investors in October 1999, (ii) the 409,413 shares of common stock issuable to the Sunrise investors and Sunrise Securities Corp. upon the exercise of the warrants issued in October 1999 and (iii) the 529,849 shares issued to the Tail Wind investors on October 5, 1999 and October 25, 1999 pursuant to the anti-dilution provisions of the purchase agreement dated June 8, 1999. With this registration statement and prospectus, we are fulfilling our obligations to register (i) the 600,000 shares of our common stock purchased by a Sunrise investor in January 2000 and (ii) the 165,161 shares of our common stock issuable to the Sunrise investor and Sunrise Securities Corp. upon the exercise of warrants issued in January 2000.

            DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

  We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is (i) a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock or (ii) is an affiliate or associate of Cambridge Heart and was the owner, together with affiliates and associates of 15% or more of our outstanding voting stock at any time within the 3-year period prior to the date for determining whether such person is "interested".

  Our certificate of incorporation provides for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management--Executive Officers and Directors". In addition, our certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of two-third of the shares of capitals stock of the corporation entitled to vote. Under our certificate of incorporation, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Cambridge Heart.

  Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation further provides that special meetings of our stockholders may only be called by the President of Cambridge Heart or by our board of directors. Under our by-laws, in order for any matter to be considered properly brought before a meeting, a stockholder must comply with certain requirements regarding advance notice to Cambridge Heart. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

  The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require the affirmative vote of the holders of at least 75% of our shares of capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

  Our certificate of incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

                         TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                           VALIDITY OF COMMON STOCK

  The validity of the common stock offered hereby will be passed upon for Cambridge Heart by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

  The financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

  This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

  The following documents filed by Cambridge Heart with the SEC are incorporated herein by reference:

  . Our Annual Report on Form 10-K for the year ended December 31, 1998, as filed with the SEC on March 31, 1999.

  . Our definitive proxy statement for the 1999 Annual Meeting of Stockholders, as filed with the SEC on April 30, 1999.

  . Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as filed with the SEC on May 17, 1999.

  . Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, as filed with the SEC on August 16, 1999, as amended by Form 10-Q/A filed with the SEC on August 18, 1999.

  . Our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as filed with the SEC on November 15, 1999, as amended by Form 10-Q/A filed with the SEC on November 30, 1999.

  .  Our Current Report on Form 8-K, as filed with the SEC on June 16, 1999.

  You may request a copy of these documents, at no cost, by telephone or email or by writing to:

                             Cambridge Heart, Inc.
                               1 Oak Park Drive
                         Bedford, Massachusetts 01730
                         Attention: Robert B. Palardy
                                (781) 271-1200
                            bobp@cambridgeheart.com

                             PLAN OF DISTRIBUTION

  The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

  . purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  . block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  . an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

  .  in privately negotiated transactions; and

  .  in options transactions.

  In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

  To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

  In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

  In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

  In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

  We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

  At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

  We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

  We have agreed with the selling stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement or (ii) the selling stockholders become eligible to resell the shares covered by this prospectus pursuant to Rule 144(k) under the Securities Act.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Report of Independent Accountants........................................  F-2
Balance Sheet at December 31, 1997 and 1998..............................  F-3
Statement of Operations for the three years ended December 31, 1998......  F-4
Statement of Changes in Stockholders' Equity for the three years ended
 December 31, 1998.......................................................  F-5
Statement of Cash Flows for the three years ended December 31, 1998......  F-6
Notes to Financial Statements............................................  F-7
Balance Sheet at December 31, 1998 and September 30, 1999 (unaudited).... F-18
Statement of Operations for the three and nine month periods ended
 September 30, 1998 and 1999 (unaudited)................................. F-19
Statements of Cash Flows for the nine month periods ended September 30,
 1998 and 1999 (unaudited)............................................... F-20
Notes to Condensed Financial Statements.................................. F-21

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Cambridge Heart, Inc.

  In our opinion, the accompanying balance sheet and the related statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Cambridge Heart, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 10, 1999

                             CAMBRIDGE HEART, INC.

                                 BALANCE SHEET

                                                          December 31,
                                                    --------------------------
                                                        1997          1998
                                                    ------------  ------------
                      Assets
Current assets:
  Cash and cash equivalents........................ $  5,665,736  $  2,426,032
  Marketable securities............................    7,090,605     4,064,321
  Accounts receivable, net of allowance for
   doubtful accounts of $20,800 and $32,000 at
   December 31, 1997 and 1998, respectively........      509,918       555,991
  Inventory........................................      416,224       426,489
  Prepaid expenses and other current assets........      301,127       190,667
                                                    ------------  ------------
    Total current assets...........................   13,983,610     7,663,500
Fixed assets, net..................................      574,660       647,629
Other assets.......................................      190,167       403,604
                                                    ------------  ------------
                                                    $ 14,748,437  $  8,714,733
                                                    ============  ============
       Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable................................. $    170,531  $    415,842
  Accrued expenses.................................      346,770       471,003
  License fees payable.............................        9,836        14,946
                                                    ------------  ------------
    Total current liabilities......................      527,137       901,791
                                                    ------------  ------------
Commitments (Notes 9 and 10)
Stockholders' equity:
  Preferred Stock, $0.001 par value; 2,000,000
   shares authorized, no shares issued and
   outstanding.....................................          --            --
  Common Stock, $0.001 par value; 25,000,000 shares
   authorized; 10,606,041 and 10,906,174 shares
   issued and outstanding at December 31, 1997 and
   1998, respectively..............................       10,606        10,906
  Additional paid-in capital.......................   29,405,685    29,603,435
  Accumulated deficit..............................  (15,163,304)  (21,700,389)
                                                    ------------  ------------
                                                      14,252,987     7,913,952
Less: deferred compensation........................      (31,687)     (101,010)
                                                    ------------  ------------
                                                      14,221,300     7,812,942
                                                    ------------  ------------
                                                    $ 14,748,437  $  8,714,733
                                                    ============  ============

   The accompanying notes are an integral part of these financial statements.

                             CAMBRIDGE HEART, INC.

                            STATEMENT OF OPERATIONS

                                               Year Ended December 31,
                                         -------------------------------------
                                            1996         1997         1998
                                         -----------  -----------  -----------
Revenue................................  $   866,942  $ 1,448,319  $ 2,096,853
Cost of goods sold.....................      884,229    1,386,627    1,848,155
                                         -----------  -----------  -----------
                                             (17,287)      61,692      248,698
Costs and expenses:
  Research and development.............    2,432,284    3,586,965    3,594,941
  Selling, general and administrative..    2,092,132    3,391,664    3,753,296
                                         -----------  -----------  -----------
    Loss from operations...............   (4,541,703)  (6,916,937)  (7,099,539)
Interest income........................      506,824      869,318      562,454
                                         -----------  -----------  -----------
Net loss...............................  $(4,034,879) $(6,047,619) $(6,537,085)
                                         ===========  ===========  ===========
Net loss per share--basic and diluted..  $     (0.66) $     (0.58) $     (0.61)
                                         ===========  ===========  ===========
Weighted average shares outstanding--
 basic and diluted.....................    6,073,865   10,451,560   10,746,844
                                         ===========  ===========  ===========



   The accompanying notes are an integral part of these financial statements.

                                CAMBRIDGE HEART

                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                       Series B             Series A
                     convertible          convertible
                   preferred stock      preferred stock        Common Stock
                  -------------------  -------------------  ------------------ Additional
                  Number of     Par    Number of     Par    Number of    Par     paid-in    Accumulated     Deferred
                    Shares     value     Shares     value     Shares    value    capital      deficit     compensation
                  ----------  -------  ----------  -------  ---------- ------- -----------  ------------  ------------
Balance at
December 31,
1995............   2,333,333    2,333   6,578,083    6,578   3,163,163   3,163   9,079,671    (5,080,806)        --
Issuance of
common stock in
initial public
offering........                                             2,437,750   2,438  19,651,447
Conversion of
preferred stock
into common
stock...........  (2,333,333)  (2,333) (6,578,083)  (6,578)  4,455,708   4,456       4,455
Issuance of
common stock
through exercise
of stock options
and warrants....                                               158,162     158      32,323
Deferred
compensation
related to
common stock
options
granted.........                                                                   448,750                  (448,750)
Amortization of
deferred
compensation....                                                                                              67,312
Net loss........                                                                              (4,034,879)
                  ----------  -------  ----------  -------  ---------- ------- -----------  ------------   ---------
Balance at
December 31,
1996............         --       --          --       --   10,214,783  10,215  29,216,646    (9,115,685)   (381,438)
Issuance of
common stock
through exercise
of stock
options,
warrants and
employee stock
purchase plan...                                               391,258     391     280,914
Compensation
related to
cashless
exercise of
certain common
stock options...                                                                    91,875
Compensation
related to non-
employee stock
options
granted.........                                                                   100,000
Amortization of
deferred
compensation....                                                                                              66,001
Reversal of
deferred
compensation
related to
common stock
options
forfeited.......                                                                  (283,750)                  283,750
Net loss........                                                                              (6,047,619)
                  ----------  -------  ----------  -------  ---------- ------- -----------  ------------   ---------
Balance at
December 31,
1997............         --       --          --       --   10,606,041  10,606  29,405,685   (15,163,304)    (31,687)
Issuance of
common stock
through exercise
of stock
options,
warrants and
employee stock
purchase plan...                                               300,133     300     101,479
Compensation
related to non-
employee stock
options
granted.........                                                                    15,719
Deferred
compensation
related to
common stock
options granted
in connection
with repricing
of common stock
options.........                                                                   105,344                  (105,344)
Reversal of
deferred
compensation
related to
common stock
options
forfeited.......                                                                   (24,792)                   24,792
Amortization of
deferred
compensation....                                                                                              11,229
Net loss........                                                                              (6,537,085)
                  ----------  -------  ----------  -------  ---------- ------- -----------  ------------   ---------
Balance at
December 31,
1998............         --   $   --          --   $   --   10,906,174 $10,906 $29,603,435  $(21,700,389)  $(101,010)
                  ==========  =======  ==========  =======  ========== ======= ===========  ============   =========
                      Total
                  stockholders'
                     equity
                  -------------
Balance at
December 31,
1995............     4,010,939
Issuance of
common stock in
initial public
offering........    19,653,885
Conversion of
preferred stock
into common
stock...........           --
Issuance of
common stock
through exercise
of stock options
and warrants....        32,481
Deferred
compensation
related to
common stock
options
granted.........           --
Amortization of
deferred
compensation....        67,312
Net loss........    (4,034,879)
                  -------------
Balance at
December 31,
1996............    19,729,738
Issuance of
common stock
through exercise
of stock
options,
warrants and
employee stock
purchase plan...       281,305
Compensation
related to
cashless
exercise of
certain common
stock options...        91,875
Compensation
related to non-
employee stock
options
granted.........       100,000
Amortization of
deferred
compensation....        66,001
Reversal of
deferred
compensation
related to
common stock
options
forfeited.......           --
Net loss........    (6,047,619)
                  -------------
Balance at
December 31,
1997............    14,221,300
Issuance of
common stock
through exercise
of stock
options,
warrants and
employee stock
purchase plan...       101,779
Compensation
related to non-
employee stock
options
granted.........        15,719
Deferred
compensation
related to
common stock
options granted
in connection
with repricing
of common stock
options.........           --
Reversal of
deferred
compensation
related to
common stock
options
forfeited.......           --
Amortization of
deferred
compensation....        11,229
Net loss........    (6,537,085)
                  -------------
Balance at
December 31,
1998............   $ 7,812,942
                  =============

  The accompanying notes are an integral part of these financial statements.

                             CAMBRIDGE HEART, INC.

                            STATEMENT OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                               Year Ended December 31,
                                         --------------------------------------
                                            1996          1997         1998
                                         -----------  ------------  -----------
Cash flows from operating activities:
 Net loss..............................  $(4,034,879) $ (6,047,619) $(6,537,085)
 Adjustments to reconcile net loss to
  net cash used for operating
  activities:
  Depreciation and amortization........      104,319       226,074      297,575
  Loss on disposal of fixed assets.....       12,178        20,241          --
  Compensation expense on stock
   options.............................       67,312       257,876       26,220
  Changes in assets and liabilities:
   Increase in accounts receivable.....     (420,984)      (88,934)     (46,073)
   Increase in inventory...............     (132,923)     (164,436)     (10,265)
   (Increase) decrease in prepaid
    expenses and other current assets..     (336,053)       83,296      110,460
   (Increase) decrease in other
    assets.............................     (166,514)       40,964       97,360
   Increase in accounts payable and
    accrued expenses...................      250,501        31,591      369,544
   Increase (decrease) in license fees
    payable............................      (17,201)       (4,175)       5,110
                                         -----------  ------------  -----------
    Net cash used for operating
     activities........................   (4,674,244)   (5,645,122)  (5,687,154)
                                         -----------  ------------  -----------
Cash flows from investing activities:
 Purchases of fixed assets.............     (371,686)     (357,698)    (369,817)
 Capitalization of software development
  costs................................          --       (110,727)    (310,796)
 Purchases of marketable securities....          --     (7,090,605)         --
 Liquidation of marketable securities..          --            --     3,026,284
                                         -----------  ------------  -----------
    Net cash (used for)/provided by
     investing activities..............     (371,686)   (7,559,030)   2,345,671
                                         -----------  ------------  -----------
Cash flows from financing activities:
 Proceeds from issuance of common
  stock, net of issuance costs.........   19,686,366       281,305      101,779
                                         -----------  ------------  -----------
    Net cash provided by financing
     activities........................   19,686,366       281,305      101,779
                                         -----------  ------------  -----------
Net increase (decrease) in cash and
 cash equivalents......................   14,640,436   (12,922,847)  (3,239,704)
Cash and cash equivalents, beginning of
 year..................................    3,948,147    18,588,583    5,665,736
                                         -----------  ------------  -----------
Cash and cash equivalents, end of
 year..................................  $18,588,583  $  5,665,736  $ 2,426,032
                                         ===========  ============  ===========

See supplemental disclosure of non-cash financing activity in Note 5.

   The accompanying notes are an integral part of these financial statements.

                             CAMBRIDGE HEART, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. The Company

  Cambridge Heart, Inc. (the "Company") was incorporated in Delaware on January 16, 1990 and is engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. The Company sells its products primarily to hospitals, research institutions and cardiovascular specialists.

  The Company has also experienced substantial net losses in each fiscal period since its inception and, as of December 31, 1998, had an accumulated deficit of $21,700,400. Such losses and accumulated deficit resulted from the Company's lack of substantial revenue and significantly increased costs incurred in the development of the Company's products and in the preliminary establishment of the Company's infrastructure. The Company anticipates that its existing capital resources, including the amounts raised in the initial public offering, will be adequate to fund operations through 1999. Thereafter, the Company may require additional funds to support its operating requirements or for other purposes and may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that additional financing will be available at all or that, if available, such financing would be obtainable on acceptable terms to the Company.

2. Summary of Significant Accounting Policies

  Significant accounting policies followed by the Company are as follows:

 Cash Equivalents and Marketable Securities

  The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company invests its excess cash primarily in money market accounts, securities of state government agencies and short-term commercial paper of companies with strong credit ratings and in diversified industries. The securities of state government agencies are redeemable at their face value, and bear interest at variable rates which are adjusted on a frequent basis. Accordingly, these investments are subject to minimal credit and market risk. The money market accounts and short-term commercial paper, totaling $7,090,600 and $4,064,300 at December 31, 1997 and 1998, respectively, are classified as held to maturity, and mature within one year. The securities of state government agencies, totaling $5,879,700 and $2,447,700 at December 31, 1997 and 1998,
respectively, are classified as available for sale. All of these investments have been recorded at amortized cost, which approximates fair market value.

 Financial Instruments

  The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued expenses and license fees payable, approximate their fair values at December 31, 1997 and 1998.

 Inventories

  Inventories, consisting primarily of purchased components, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

 Fixed Assets

  Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method based on estimated useful lives. Repair and maintenance costs are expensed as incurred.

                             CAMBRIDGE HEART, INC.

 Segment

  The Company is engaged principally in one industry segment that represents 100% of revenues. The Company also operates principally in one geographic area. See Note 11 with respect to significant customers and with respect to sales in other geographic areas.

 Revenue Recognition

  Revenue is recognized upon shipment of goods, provided that all obligations of the Company have been fulfilled and collection of the related receivable is probable. Revenue from a research and option arrangement was recognized pursuant to the agreement as the work was performed.

 Research and Development and Capitalized Software Development Costs

  Research, engineering and product development costs, except for certain software development costs, are expensed as incurred. Capitalization of software development costs begins upon the establishment of technological feasibility of both the software and related hardware as defined by SFAS 86, "Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed," and ceases upon the general release of the products to the public. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies. The Company amortizes software development costs on a straight-line basis over the estimated economic life of the product, generally two years.

  Costs capitalized at December 31, 1998, which are included in other assets in the accompanying balance sheet, totaled $343,000 ($85,000 at December 31, 1997), net of $78,500 of accumulated amortization ($26,000 at December 31,
1997).

 Licensing Fees and Patent Costs

  The Company has entered into licensing agreements which give the Company the exclusive rights to certain patents and technologies and the right to market and distribute any products developed, subject to certain covenants. Payments made under these licensing agreements and costs associated with patent applications have generally been expensed as incurred, because recovery of these costs is uncertain. However, certain costs associated with patent applications for products and processes which have received regulatory approval and are available for commercial sale have been capitalized and are being amortized over their estimated economic life of 5 years. Amounts capitalized at December 31, 1998 totaled $61,000 ($58,000 at December 31,
1997), net of $39,000 of accumulated amortization ($20,000 at December 31,
1997), which are included in other assets in the accompanying balance sheet.

 Stock-Based Compensation

  The Company accounts for employee awards under its stock plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), for disclosure purposes only (Note 6).

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and

                             CAMBRIDGE HEART, INC.

disclosure of contingencies at December 31, 1997 and 1998, and the reported amounts of revenues and expenses during the three years in the period ended December 31, 1998. Actual results could differ from these estimates.

 Net Loss Per Share

  In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share," which establishes new standards for computing and presenting earnings per share. The new standard replaces the presentation of primary earnings per share prescribed by Accounting Principles Board Opinion No. 15 ("APB 15"), "Earnings per Share," with a presentation of basic earnings per share and also requires dual presentation of basic and diluted earnings per share on the face of the statement of operations for all entities with complex capital structures. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share includes dilutive potential common stock (such as options, warrants and convertible preferred stock) and is computed similarly to fully-diluted earnings per share pursuant to APB 15.

  Consistent with SFAS 128, basic loss per share amounts are based on the weighted average number of shares of common stock outstanding during the period. Diluted loss per share amounts are based on the weighted average number of shares of common stock and potential common stock outstanding during the period. The Company has excluded potential common stock from the calculation of diluted weighted average share amounts for 1996, 1997 and 1998, as its inclusion would have been anti-dilutive.

3. Fixed Assets

  Fixed assets consist of the following:

                                                  Estimated
                                                   useful      December 31,
                                                    lives   -------------------
                                                   (years)    1997      1998
                                                  --------- -------- ----------
   Computer equipment............................    3-5    $271,661 $  333,177
   Manufacturing equipment.......................      5      87,183    158,544
   Office furniture..............................      7      69,781     81,444
   Sales display and clinical equipment..........      3     406,810    588,126
   Leasehold Improvements........................                --      17,275
                                                            -------- ----------
                                                             835,435  1,178,566
   Less-accumulated depreciation...........................  260,775    530,937
                                                            -------- ----------
                                                            $574,660 $  647,629
                                                            ======== ==========

4. Accrued Expenses

  Accrued expenses consist of the following:

                                                                December 31,
                                                              -----------------
                                                                1997     1998
                                                              -------- --------
   Accrued bonus............................................. $ 84,167 $149,900
   Accrued clinical trial costs..............................   61,650    5,950
   Accrued professional fees.................................   44,579   99,425
   Accrued vacation..........................................   28,604   53,931
   Accrued other.............................................  127,770  161,797
                                                              -------- --------
                                                              $346,770 $471,003
                                                              ======== ========

                             CAMBRIDGE HEART, INC.

5. Stockholders' Equity

 Public Offering of Common Stock

  On August 2, 1996, the Company completed its initial public offering for the sale of 2,437,750 shares of common stock. The Company received approximately $19,654,000 from the sale of the shares, net of underwriting discounts and expenses associated with the offering.

 Preferred Stock

  The Company had authorized 10,400,000 shares of preferred stock, of which 6,900,000 shares had been designated as Series A convertible preferred stock ("Series A Preferred Stock") and 2,500,000 shares had been designated as Series B convertible preferred stock ("Series B Preferred Stock"). The remaining authorized shares have not been designated. In conjunction with the Company's initial public offering in August 1996, all shares of Series A Preferred Stock and Series B Preferred Stock were converted into 3,289,041 and 1,166,667 shares of common stock, respectively, and these classes of stock were eliminated.

  On May 29, 1996, the Company's Board of Directors authorized an additional 2,000,000 shares of the Company's $0.001 par value preferred stock, bringing the total amount of authorized preferred stock to 3,000,000. The preferred stock may be issued at the discretion of the Board of Directors of the Company (without stockholder approval) with such designations, rights and preferences as the Board of Directors may determine from time to time. This preferred stock may have dividend, liquidation, redemption, conversion, voting or other rights which may be more expansive than the rights of the holders of the common stock.

 Warrants

  In connection with the Series A Preferred Stock issuance, warrants to purchase 328,904 shares of common stock were issued to the Company's selling agent, a related party (Note 10). The warrants were issued with an exercise price of $2.00 per share and expired on September 24, 1998. During 1997 and 1998, warrants to purchase 191,208 and 180,609 shares of common stock, respectively, were exercised, resulting in the issuance of 168,086 and 140,454 shares of common stock, respectively.

  In addition, warrants to purchase 109,634 shares of common stock were issued in February 1993 to a related party who provides consulting services to the Company (Note 10). These warrants were issued with an exercise price of $2.00 per share. The warrants were exercised during 1998 and 85,510 shares of common stock were issued to this related party.

  In conjunction with certain license agreements entered into during 1996, the Company issued warrants to purchase 25,000 shares of common stock to an unrelated party. The warrants were issued with an exercise price of $11.00 per share, are exercisable beginning in December 1999 and expire in March 2000. However, the warrants terminate if the related license agreements are terminated prior to exercise.

  The value of the above warrants was estimated by management and determined not to be material to the Company's results of operations and financial position.

6. Stock Plans

 1993 Incentive and Non-Qualified Stock Option Plan

  During 1993, the Company adopted the 1993 Incentive and Non-Qualified Stock Option Plan (the "1993 Plan"). The 1993 Plan provides for the granting of incentive and non-qualified stock options to management, other key employees, consultants and directors of the Company. The total number of shares of common stock

                             CAMBRIDGE HEART, INC.

that may be issued pursuant to the exercise of options granted under the 1993 Plan is 1,688,663. Incentive stock options may not be granted at less than fair market value of the Company's common stock at the date of grant and for a term not to exceed ten years. For holders of more than 10% of the Company's total combined voting power of all classes of stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company's common stock at the date of grant and for a term not to exceed five years. The exercise price under each non-qualified stock option shall be specified by the stock option committee, but shall in no case be less than the par value of the common stock subject to the non-qualified stock option.

 1996 Equity Incentive Plan

  During 1996, the Board of Directors authorized the 1996 Equity Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for the issuance of up to 1,000,000 shares of the Company's common stock to eligible employees, officers, directors, consultants and advisors of the Company. Under the Incentive Plan, the Board of Directors may award incentive and non-qualified stock options, stock appreciation rights, performance shares and restricted and unrestricted stock.

  Terms of the Incentive Plan are similar to those of the 1993 Plan. Grants of stock appreciation rights, performance shares, restricted stock and unrestricted stock may be made at the discretion of the Board of Directors with terms to be defined therein except that the exercise and transfer of stock appreciation rights granted in tandem with stock options is limited by the terms of the related options.

 1996 Director Option Plan

  During 1996, the Board of Directors authorized the issuance of up to 100,000 shares of the Company's common stock pursuant to its 1996 Director Option Plan (the "Director Plan"). Under the Director Plan, outside directors of the Company who are not otherwise affiliated with the Company are entitled to receive options to purchase 10,000 shares of common stock upon their initial election to the Board of Directors. All option grants made under the Director Plan have exercise prices equal to the fair market value of the Company's common stock on the date of grant, and will vest in three annual installments on the anniversary date of the grant. Director options will become immediately exercisable upon the occurrence of a change in control (as defined in the Director Plan).

  Transactions under the Company's stock option plans during the years ended December 31, 1996, 1997 and 1998 are summarized as follows:

                          December 31, 1996   December 31, 1997   December 31, 1998
                          ------------------- ------------------- -------------------
                                     Weighted            Weighted            Weighted
                                     Average             Average             Average
                          Number of  Exercise Number of  Exercise Number of  Exercise
                           Options    Price    Options    Price    Options    Price
                          ---------  -------- ---------  -------- ---------  --------
Outstanding at beginning
 of year................  1,284,499   $0.47   1,354,249   $1.54   1,372,750   $3.57
Granted.................    244,500    7.04     514,700    7.85     653,000    5.92
Exercised...............   (156,250)   0.16    (218,549)   0.42    (147,750)   0.23
Canceled................    (18,500)   0.72    (277,650)   3.83    (536,500)   7.80
                          ---------           ---------           ---------
Outstanding at end of
 year...................  1,354,249   $1.54   1,372,750   $3.57   1,341,500   $3.55
                          =========   =====   =========   =====   =========   =====
Exercisable at end of
 year...................    593,964   $0.41     539,034   $0.49     560,467   $0.74
                          =========   =====   =========   =====   =========   =====
Weighted average fair
 value of options
 granted during the
 year...................              $6.17               $5.29               $1.71
                                      =====               =====               =====

                             CAMBRIDGE HEART, INC.

  All options granted during 1997 and 1998 have exercise prices equal to the fair market value of the common stock at the date of grant. The weighted average exercise price and weighted average fair value of options granted during 1996 at exercise prices less than the market price of the common stock at the date of grant were $1.59 and $6.97, respectively. The weighted average exercise price and weighted average fair value of options granted during 1996 at exercise prices equal to the market price of the common stock at the date of grant were $9.22 and $5.85, respectively.

  During 1996, the Company repriced approximately 107,000 options granted to employees prior to the Company's initial public offering at an exercise price of $10.00 per share to an exercise price of $8.13 per share, the fair market value of the Company's common stock at the time of the repricing. On May 20, 1997, the Company repriced 52,000 options with original exercise prices ranging from $11.00 to $12.00 per share to $7.75 per share, the fair market value of the Company's common stock at the time of the repricing.

  During 1998, the Board of Directors determined that, certain stock options held by employees and members of the Company's Scientific Advisory Board ("SAB") had an exercise price significantly higher than the fair market value of the Company's Common stock, and therefore such options were not providing the desired incentive to employees and SAB members. Accordingly, the Board provided employees the right to elect to surrender previously granted unexercised options with exercise prices between $6.75 and $10.25 in return for new option grants at $5.00, the fair market value of the Company's Common stock on October 16, 1998. All vesting in the exchanged options was forteited by employees. The new options vest at the rate of 25% each year over four years starting October 16, 1998. Options to purchase 396,250 shares of Common stock were surrendered by employees and repriced. Options to purchase a total of 538,998 shares of Common stock were eligible for this program. The company's CEO and all other members of the Board of Directors were excluded from this program.

  Members of the Company's SAB were granted the right to elect to surrender previously granted unexercised options with an exercise price of $7.75 in return for new option grants at $6.75, the fair market value of the Company's Common stock on October 21, 1998. All vesting in the exchanged options was forfeited. The new options vest at the rate of 33% per year over three years starting October 21, 1998. Options to purchase 40,000 shares of Common stock were surrendered by SAB members and repriced. Options to purchase a total of 60,000 shares of Common stock were eligible for this program.

  The following table summarizes information about stock options outstanding under the Company's stock option plans at December 31, 1998:

                                           Weighted                         Weighted
                                            Average                          Average
                                           Remaining  Weighted              Exercise
                                          Contractual Average   Number of   Price of
                                Number     Life, in   Exercise   Options     Options
   Range of Exercise Prices   Outstanding    Years     Price   Exercisable Exercisable
   ------------------------   ----------- ----------- -------- ----------- -----------
   $.002-$.020.............       32,070     5.30      $0.02      32,070      $0.02
   $.20-$.50...............      517,018     6.80       0.63     507,874       0.27
   $1.00-$2.00.............      118,162     7.09       1.77     112,163       1.81
   $4.00-$5.00.............      416,000     9.73       5.00         500       4.00
   $7.00-$9.38.............      258,250     8.40       8.14      80,230       8.70
                               ---------                         -------
                               1,341,500     7.46      $3.52     682,757      $1.53
                               =========                         =======

  At December 31, 1998, 2,223,388 shares of common stock are reserved for issuance upon exercise of the options issued under the Company's stock option plans and there are 761,450 options available for future grant. Outstanding options generally vest on a pro rata basis over a period of two to five years.

                             CAMBRIDGE HEART, INC.

  During 1996, the Company granted stock options to purchase 13,750 and 56,250 shares of its common stock at exercise prices of $4.00 and $1.00 per share, respectively, to certain employees. The Company recorded deferred compensation of $448,750, representing the difference between the estimated fair market value of the common stock on the date of grant ($8.00) and the exercise price. Deferred compensation related to these options is recorded as a reduction of stockholders' equity and is being amortized ratably over the option vesting period of five years. Compensation cost associated with these options was $67,312, $66,001 and $29,437 during 1996, 1997 and 1998 respectively. The forfeiture of options granted to certain of these employees resulted in the reversal of previously recorded deferred compensation totaling $283,750 and $24,792 during 1997 and 1998, respectively.

  The Company also recorded additional compensation expense totaling $191,875 and $16,541 during 1997 and 1998, respectively. Compensation expense related to 60,000 options granted to non-employee consultants for services rendered was $100,000 in 1997 and $16,541 in 1998. Compensation expense of $91,875 related to the cashless exercise of 15,000 options by an employee was also recorded in 1997.

 1996 Employee Stock Purchase Plan

  During 1996, the Board of Directors authorized the 1996 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan provides for the issuance of up to 100,000 shares of the Company's common stock to eligible employees. Under the Purchase Plan, the Company is authorized to make one or more offerings during which employees may purchase shares of common stock through payroll deductions made over the term of the offering. The term of individual offerings, which are set by the Board of Directors, may be for periods of twelve months or less and may be different for each offering. The per-share purchase price at the end of each offering is equal to 85% of the fair market value of the common stock at the beginning or end of the offering period (as defined by the Purchase Plan), whichever is lower. The Company issued 8,560 and 11,929 shares of common stock at an average price of $8.02 and $5.72 during 1997 and 1998 respectively. No shares were issued during 1996. At December 31, 1998, the Company had 79,511 shares of common stock reserved for issuance under the Purchase Plan.

 Fair Value Disclosures

  As discussed in Note 2, the Company has elected to adopt SFAS 123 through disclosure only. Had compensation cost for the Company's option plans and employee stock purchase plan been determined based on the fair value of the options at the grant dates, as prescribed in SFAS 123, for options granted in 1996, 1997 and 1998, the Company's net loss and net loss per share would have been as follows:

                                                   Year Ended December 31,
                                               --------------------------------
                                                  1996       1997       1998
                                               ---------- ---------- ----------
   Net loss:
     As reported.............................. $4,034,879 $6,047,619 $6,537,085
     Pro forma................................ $4,161,030 $6,511,042 $6,900,661
   Net loss per share:
     As reported--basic and diluted........... $     0.66 $     0.58 $     0.61
     Pro forma--basic and diluted............. $     0.69 $     0.62 $     0.65

  The fair value of each option grant under SFAS 123 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1996, 1997 and 1998, respectively: (i) dividend yield of 0% for all periods; (ii) expected volatility of 0%-50%, 60% and 50%;
(iii) risk free interest rates of 5.8%-6.8%, 6.1%-6.9% and 4.58%; and (iv) expected option terms of 7 years for 1996, 4 to 7 years for 1997 and five years for 1998. SFAS 123 requires that volatility be considered in the calculation of

                             CAMBRIDGE HEART, INC.

the fair value of an option grant only for grants made when an entity has publicly traded securities or has filed a registration statement to do so. Accordingly, a volatility of 0% was utilized for options granted by the Company prior to the initial filing of its Registration Statement on Form S-1.

  The above pro forma disclosures reflect options granted during 1996, 1997 and 1998 only. Because additional option grants are expected to be made each year and options vest over several years, the above pro forma disclosures are not necessarily representative of the pro forma effects of reported results of operations for future years.

7. Income Taxes

  The income tax benefit consists of the following:

                                              Year Ended December 31,
                                        -------------------------------------
                                           1996         1997         1998
                                        -----------  -----------  -----------
   Income tax benefit:
     Federal........................... $ 1,393,000  $ 2,146,000  $ 2,344,000
     State.............................     249,000      402,000      513,000
                                        -----------  -----------  -----------
                                          1,642,000    2,548,000    2,857,000
   Deferred tax asset valuation
    allowance..........................  (1,642,000)  (2,548,000)  (2,857,000)
                                        -----------  -----------  -----------
                                        $       --   $       --   $       --
                                        ===========  ===========  ===========

  Deferred tax assets (liabilities) are comprised of the following:

                                                          December 31,
                                                     ------------------------
                                                        1997         1998
                                                     -----------  -----------
   Net operating loss carryforwards................. $ 6,435,000  $ 9,164,000
   Research and development tax credit
    carryforwards...................................     598,000      856,000
   Deferred start up and organization expenses......       9,000          --
   Other............................................      11,000       43,000
                                                     -----------  -----------
     Gross deferred tax assets......................   7,053,000   10,063,000
   Capitalized software.............................         --      (137,000)
   Fixed assets.....................................     (29,000)     (48,000)
   Patent costs.....................................     (23,000)     (16,000)
                                                     -----------  -----------
     Net deferred tax assets........................   7,001,000    9,862,000
     Deferred tax asset valuation allowance.........  (7,001,000)  (9,862,000)
                                                     -----------  -----------
                                                     $       --   $       --
                                                     ===========  ===========

  The Company has generated taxable losses from operations since inception and, accordingly, has no taxable income available to offset the carryback of net operating losses. In addition, although management's operating plans anticipate taxable income in future periods, such plans provide for taxable losses over the near term and make significant assumptions which cannot be reasonably assured including approval of the Company's products and labeling claims by the U.S. Food and Drug Administration and market acceptance of the Company's products by customers. Based upon the weight of all available evidence, the Company has provided a full valuation allowance for its deferred tax assets since, in the opinion of management, realization of these future benefits is not sufficiently assured (defined as a likelihood of slightly more than 50 percent).

                             CAMBRIDGE HEART, INC.

  Approximately $614,000 of the deferred tax asset attributable to net operating loss carryforwards was generated by the exercise of certain non-qualified stock options. Any future utilization of this amount will be credited directly to additional paid-in-capital, and not the income tax provision.

  Income taxes computed using the federal statutory income tax rate differs from the Company's effective tax rate primarily due to the following:

                               Year Ended
                              December 31,
                            ---------------------
                            1996    1997    1998
                            -----   -----   -----
   Statutory U.S. federal
    tax rate............... (35.0)% (35.0)% (35.0)%
   State taxes, net of
    federal tax benefit....  (6.2)   (6.7)   (6.4)
   Non-deductible
    expenses...............   1.3     1.6     0.2
   Federal research and
    development credits....  (1.6)   (2.6)   (2.7)
   Other...................    .8     0.6     0.2
   Valuation allowance on
    deferred tax assets....  40.7    42.1    43.7
                            -----   -----   -----
                              -- %    -- %    -- %
                            =====   =====   =====

  As of December 31, 1998, the Company has $22,973,000 of net operating loss carryforwards and $576,000 and $425,000 of federal and state research and development credits, respectively, which may be used to offset future federal and state taxable income and tax liabilities, respectively. The credits and carryforwards expire in various years ranging from 2007 to 2018.

  An ownership change, as defined in the Internal Revenue Code, resulting from the Company's issuance of additional stock may limit the amount of net operating loss and tax credit carryforwards that can be utilized annually to offset future taxable income and tax liabilities. The amount of the annual limitation is determined based upon the Company's value immediately prior to the ownership change. The Company has determined that ownership changes have occurred at the time of the Series A Preferred Stock issuance in 1993 and the Series B Preferred Stock issuance in 1995, but has not yet determined the amount of the annual limitations. However, management does not believe that such limitations would materially impact the Company's ability to ultimately utilize its carryforwards, provided sufficient taxable income is generated in future years, although the limitations may impact the timing of such utilization. Subsequent significant changes in ownership could further affect the limitations in future years.

8. Savings Plan

  In January 1995, Cambridge Heart adopted a retirement savings plan for all employees pursuant to Section 401(k) of the Internal Revenue Code. Employees become eligible to participate on the first day of the calendar quarter following their hire date. Employees may contribute any whole percentage of their salary, up to a maximum annual statutory limit. The Company is not required to contribute to this plan. The Company made no contributions to this plan in 1995, 1996 or 1997.

9. Commitments

 Operating Leases

  The Company has various noncancelable operating leases for office space, equipment and furniture which expire through 2001. Certain of these leases provide the Company with various renewal options. Total rent expense under all operating leases was approximately $98,700, $159,700 and $178,600 for the years ended December 31, 1996, 1997 and 1998, respectively.

                             CAMBRIDGE HEART, INC.

  At December 31, 1998, future minimum rental payments under the noncancelable leases are as follows, net of rental payments to be received under a noncancelable sublease:

   1999................................................................ $175,010
   2000................................................................   41,283
   2001................................................................   33,117
                                                                        --------
                                                                        $249,411
                                                                        ========

 License Maintenance Fees

  Pursuant to certain license arrangements, the Company must pay license maintenance fees ranging from $5,000 to $20,000 per year through 2008 to maintain its license rights. The Company is also required to meet certain development and sales milestones as specified in the agreements. Should the Company fail to meet such milestones, the license arrangements may be terminated at the sole option of the licensor. License maintenance fees paid during 1996, 1997 and 1998 amounted to $20,000 in each year. The future minimum license maintenance fee commitments at December 31, 1998 are approximately as follows:

   1999................................................................ $ 20,000
   2000................................................................   40,000
   2001................................................................   40,000
   2002................................................................   40,000
   Thereafter..........................................................  240,000
                                                                        --------
                                                                        $380,000
                                                                        ========

  During the term of these license agreements, the Company is obligated to pay a royalty (ranging from 1.5% to 2.0%) based on net sales of any products developed from the licensed technologies. The license maintenance fees described above are creditable against royalties otherwise payable for such year.

  In December 1996, the Company entered into two exclusive license agreements with an unrelated third party. One license agreement requires payment of an annual fee of $30,000 for ten years in order to maintain the license rights.

  The other license agreement requires payment of a perpetual annual license maintenance fee of $30,000. In order to maintain the exclusivity of this second license agreement, the Company must meet certain development milestones within three years (five years if the Company agrees to increase the annual license maintenance fee to $50,000). During the term of this license agreement, the Company is also obligated to pay a royalty (ranging from 2.0% to 3.5%) based on net sales of any products developed from the licensed technology. The annual maintenance fees for this license are creditable against royalties otherwise payable for such year.

  If the Company chooses to sublicense the technologies covered by these two license agreements to an unrelated party, the Company must also pay a royalty equal to 33% of the gross revenue received from the unrelated party for products developed from such technologies.

  These two license agreements are terminable by the Company without cause.

  In connection with these license agreements, a warrant to purchase 25,000 shares of common stock was issued to the third party (Note 5).

                             CAMBRIDGE HEART, INC.

10. Related Party Transactions, Including Royalty Obligations

 License Agreement/Consulting and Technology Agreement

  The Company has a license agreement with a member of the Company's Board of Directors. This individual is also Chairman of the Company's Scientific Advisory Board and a faculty member at the institution with which the Company has entered into certain other license agreements. In exchange for exclusive patented technology licensing rights, the Company is required to pay this individual a royalty based on 3% of net sales of products developed from such technology. If the Company chooses to sublicense this product to an unrelated party, the royalty will be based on 20% of the gross revenue two-year period for research and development, clinical trials, marketing, sales and/or manufacturing of products related to this technology. Because the Company has chosen not to invest in this technology as required by the license agreement, the license agreement may be canceled at the sole option of the licensor at any time.

  The Company has also entered into a consulting and technology agreement with this individual. This agreement, which has been extended to May 31, 2000, requires the Company to pay monthly consulting fees of either $12,500 or $10,000, as stipulated in the agreement. Total payments made during 1996, 1997 and 1998 were approximately $106,000, $112,600 and $118,600, respectively, and are included in research and development expense. The Company is also required to remit to this individual a royalty of 1% of net sales of products developed from certain other technology licensed from the institution described above. If the Company chooses to sublicense such products to an unrelated party, the royalty will be based on 7% of the gross revenue received from the unrelated party for products developed from such technology. In connection with this consulting and technology agreement, a warrant to purchase 109,634 shares of common stock was issued to this individual (Note 5). This warrant was exercised during 1998, and 85,510 shares of common stock were issued.

  Operations through December 31, 1998 did not result in the recognition of any material royalty expense in connection with these agreements.

11. Major Customers, Export Sales and Concentration of Credit Risk

  During 1996, the Company derived 34% and 42% of its product revenues from two distributors of the Company's products in Japan and Europe, respectively. These same two distributors accounted for 39% and 40% of the Company's accounts receivable at December 31, 1996. During 1997, the Company derived 47% and 11% of product revenues from the same two customers, respectively, and one of these customers comprised 40% of the accounts receivable balance at December 31, 1997. During 1998, the Company terminated its distribution contract with this European distributor. Revenues from the Company's Japanese and European distributors accounted for 36% and 8% respectively of total revenues during 1998 and 37% and 7% respectively of the accounts receivable balance at December 31, 1998. The Company does not anticipate non-performance by the counterparties and, accordingly, does not require collateral.

                             CAMBRIDGE HEART, INC.

                                 BALANCE SHEET

                                                                   September
                                                    December 31,      30,
                                                        1998          1999
                                                    ------------  ------------
                                                                  (Unaudited)
                      Assets
Current assets:
  Cash and cash equivalents........................ $  2,426,032  $  1,120,092
  Marketable securities............................    4,064,321     4,681,542
  Accounts receivable, (net of allowance for
   doubtful accounts of $32,000 and $40,000 at
   December 31, 1998 and September 30, 1999,
   respectively)...................................      555,991       650,854
  Inventory........................................      426,489       397,984
  Prepaid expenses and other current assets........      190,667       157,442
                                                    ------------  ------------
    Total current assets...........................    7,663,500     7,007,914
Fixed assets, net..................................      647,629       684,886
Other assets.......................................      403,604       456,015
                                                    ------------  ------------
                                                    $  8,714,733  $  8,148,815
                                                    ============  ============
       Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable................................. $    415,842  $    310,230
  Accrued expenses.................................      485,949       567,563
                                                    ------------  ------------
    Total current liabilities......................      901,791       877,793
                                                    ------------  ------------
Stockholder's equity:
  Common stock, $.001 par value; 20,000,000 shares
   authorized; 10,906,174 and 11,865,988 shares
   issued and outstanding at December 31, 1998 and
   September 30, 1999, respectively................       10,906        11,866
  Additional paid-in capital.......................   29,603,435    34,310,675
  Accumulated deficit..............................  (21,700,389)  (26,996,652)
                                                    ------------  ------------
                                                       7,913,952     7,325,889
Less: deferred compensation........................     (101,010)      (54,867)
                                                    ------------  ------------
Total stockholders' equity.........................    7,812,942     7,271,022
                                                    ------------  ------------
                                                    $  8,714,733  $  8,148,815
                                                    ============  ============

           See accompanying notes to condensed financial statements.

                             CAMBRIDGE HEART, INC.

                            STATEMENT OF OPERATIONS
                                  (unaudited)

                              Three Months Ended         Nine Months Ended
                                 September 30,             September 30,
                            ------------------------  ------------------------
                               1998         1999         1998         1999
                            -----------  -----------  -----------  -----------
Revenue...................  $   661,260  $   540,298  $ 1,511,452  $ 1,635,121
Cost of goods sold........      550,415      537,699    1,360,623    1,517,214
                            -----------  -----------  -----------  -----------
                               (110,845)       2,599      150,829      117,907
Cost and expenses:
  Research and
   development............      899,259      699,332    2,863,002    2,086,515
  Selling, general and
   administrative.........      868,979    1,214,224    2,739,321    3,538,891
                            -----------  -----------  -----------  -----------
    Loss from operations..   (1,657,393)  (1,910,957)  (5,451,494)  (5,507,499)
Interest income...........      133,424       80,048      462,308      211,236
                            -----------  -----------  -----------  -----------
Net loss..................  $(1,523,969) $(1,830,909) $(4,989,186) $(5,296,263)
                            ===========  ===========  ===========  ===========
Net loss per share--basic
 and diluted..............  $     (0.14) $     (0.15) $     (0.47) $     (0.46)
                            ===========  ===========  ===========  ===========
Weighted average common
 shares outstanding--basic
 and diluted..............   10,810,080   11,865,739   10,698,837   11,546,176
                            ===========  ===========  ===========  ===========



           See accompanying notes to condensed financial statements.

                             CAMBRIDGE HEART, INC.

                            STATEMENT OF CASH FLOWS
                                  (unaudited)

                                                         Nine Months Ended
                                                           September 30,
                                                      ------------------------
                                                         1998         1999
                                                      -----------  -----------
Cash flows from operating activities:
 Net loss............................................ $(4,989,186) $(5,296,263)
 Adjustments to reconcile net loss to net cash used
  for operating activities:
  Depreciation and amortization......................     216,590      399,297
  Compensation expense related to stock options......      51,316       27,855
  Changes in assets and liabilities:
   Increase in accounts receivable...................    (230,893)     (94,863)
   Decrease in inventory.............................     110,252       28,505
   Decrease in prepaid expenses and other current
    assets...........................................      37,034       33,225
   Decrease in other assets..........................      61,977       13,807
   Increase (decrease) in accounts payable and
    accrued expenses.................................     292,874      (23,998)
                                                      -----------  -----------
    Net cash used for operating activities...........  (4,450,036)  (4,912,435)
Cash flows from investing activities:
 (Purchase) sale of marketable securities............   2,123,214     (617,221)
 Purchase of fixed assets............................    (291,304)    (294,129)
 Capitalization of software development costs........    (237,475)    (208,644)
                                                      -----------  -----------
    Net cash provided by (used for) investing
     activity........................................   1,594,435   (1,119,994)
                                                      -----------  -----------
Cash flows from financing activities:
 Proceeds from issuance of common stock, net of
  issuance costs.....................................      54,093    4,726,489
                                                      -----------  -----------
    Net cash provided by financing activities........      54,093    4,726,489
Net decrease in cash and cash equivalents............  (2,801,508)  (1,305,940)
Cash and cash equivalents at beginning of period.....   5,665,736    2,426,032
                                                      -----------  -----------
Cash and cash equivalents at end of period........... $ 2,864,228  $ 1,120,092
                                                      ===========  ===========


           See accompanying notes to condensed financial statements.

                             CAMBRIDGE HEART, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (unaudited)

1. Nature of Business

  Cambridge Heart, Inc. (the "Company"), was incorporated in Delaware on January 16, 1990 and is engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. The Company sells its products primarily to hospitals, research institutions and cardiology specialists.

2. Basis of Presentation

  The condensed financial statements have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the financial statements dated December 31, 1998 and the notes thereto included in the Company's 1998 Annual Report on Form 10-K. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of September 30, 1999, and the results of its operations and its cash flows for the nine month periods ended September 30, 1998 and 1999, have been made. The results of operations for such interim periods are not necessarily indicative of the results for the full year or any future period.

3. Inventories

  Inventories, consisting primarily of purchased components, are stated at the lower of cost or market. Cost is determined using the first in, first out
(FIFO) method.

4. Net Loss per Share

  Consistent with SFAS 128, basic loss per share amounts are based on the weighted average number of shares of common stock outstanding during the period. Diluted loss per share amounts are based on the weighted average number of shares of common stock and potential common stock outstanding during the period. The Company has excluded 1,431,222 and 1,519,238 of potential common stock from the calculation of diluted weighted average share amounts for the three and nine month periods ended September 30, 1998 and 1999 respectively, as its inclusion would have been anti-dilutive.

5. Subsequent Event

  In October 1999 the Company raised gross proceeds of $4.9 million in equity capital less approximately $395,455 in issuance costs from the sale of 1,386,347 shares of Common Stock through a private placement with a group of investors at a 19% premium to the final trading price of the Company's stock on the NASDAQ on the date of the closing. In addition, warrants with a four year term for the purchase of 277,269 shares of Common Stock at $3.50 per share were issued. If the Company sells Common Stock in a capital raising transaction at a lower price per share over the next 12 months, the investors have the right to receive additional shares to adjust the price of their transaction. The sales agent in the transaction, Sunrise Securities, Inc. also received warrants with a four year term for the purchase of 97,044 shares of Common Stock at $4.20 per share. The proceeds of the sale will be used to fund operations. The Company has executed Subscription Agreements for an additional 130,000 shares of Common Stock for gross proceeds of $455,000 that have not yet closed from this transaction. The Company anticipates that these Subscription Agreements will be funded before December 31, 1999.

  As a result of this sale of Common Stock at $3.50 per share, the Company was obligated to issue 529,817 additional shares of Common Stock to the investors that participated in the Company's June, 1999 sale of Common Stock. Terms of that transaction provided the investors with the right to receive additional shares if the Company sold Common Stock at a price below the $5.25 per share they paid.